SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

     Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2005 and as of December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004.

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

3	English translation of Limited Review Report of Independent Public Accountants on Interim Financial Statements.

Item 1

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s Discussion
and Analysis of Financial Condition and Results of Operations
as of March 31, 2005 and as of December 31, 2004
and for the three-month periods ended March 31, 2005 and 2004

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

     FISCAL YEARS No. 30 AND No. 29

BEGINNING JANUARY 1, 2005 AND 2004

FINANCIAL STATEMENTS AS OF MARCH 31, 2005

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

  Of the articles of incorporation: October 25, 1976.
  Of the last change to the bylaws: March 31, 2004 (1).

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.
Fiscal year-end: December 31.

Controlling company:
Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires.

Principal business: Holding Company.

Controlling shareholding percentage of the Company's capital stock: 99.96% . (See Note 7.1. to the unconsolidated financial statements)

Controlling shareholding percentage of the Company's total votes: 99.97% .

Capital structure: See Note 7.1. to the unconsolidated financial statements.

See Note 7.2. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated Financial Statements as of March 31, 2005 and as of December 31, 2004
and for the three-month periods ended March 31, 2005 and 2004

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

Amounts stated in millions of Argentine pesos

	March	December
	31, 2005	31, 2004

CURRENT ASSETS

Cash and banks (Note 3.1.a)	8	8
Investments (Exhibits C and D)	183	130
Trade receivables (Note 3.1.b)	159	162
Other receivables (Note 3.1.c)	65	69
Inventories (Note 3.1.d)	7	3
Other assets (Note 3.1.e)	2	2

Total current assets	424	374

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	3	2
Other receivables (Note 3.1.c)	83	82
Investments (Exhibit C)	1	2
Fixed assets (Exhibit A)	3,208	3,298
Intangible assets (Exhibit B)	32	34

Subtotal noncurrent assets	3,327	3,418
Goodwill on investment in companies (Note 3.1.f)	628	641

Total noncurrent assets	3,955	4,059

Total assets	4,379	4,433

CURRENT LIABILITIES

Trade payables (Note 3.1.g)	196	213
Bank and other financial payables (Note 3.1.h)	1,320	3,229
Payroll and social security taxes payable (Note 3.1.i)	38	40
Taxes payable (Note 3.1.j)	54	52
Other payables (Note 3.1.k)	33	35
Reserves (Exhibit E)	2	2

Total current liabilities	1,643	3,571

NONCURRENT LIABILITIES

Trade payables (Note 3.1.g)	33	34
Bank and other financial payables (Note 3.1.h)	1,259	1,272
Payroll and social security taxes payable (Note 3.1.i)	8	8
Other payables (Note 3.1.k)	11	15
Other liabilities - Section 33 - Law 19,550 companies (see
Note 5.c) (ii) to the unconsolidated financial statements)	1,785	-
Reserves (Exhibit E)	141	133

Total noncurrent liabilities	3,237	1,462

Total liabilities	4,880	5,033

MINORITY INTEREST IN TELEFONICA	506	486

COINTEL'S PREFERRED CAPITAL STOCK AND ACCUMULATED
PREFERRED DIVIDENDS (Note 6.)	27	26

SHAREHOLDERS' EQUITY	(1,034)	(1,112)

Total liabilities, minority interest in Telefónica, Cointel's preferred capital
stock and shareholders' equity	4,379	4,433

The accompanying Notes and supplementary statements (Notes 1. to 19. and Exhibits A to H)
and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A.
are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos, except for
per share amounts which are stated in Argentine pesos

	March	March
	31, 2005	31, 2004

NET REVENUES (4)	391	352

COST OF SERVICES PROVIDED (Note 3.1.l)	(239)	(233)

Gross profit	152	119

ADMINISTRATIVE EXPENSES (Exhibit H)	(46)	(42)

SELLING EXPENSES (Exhibit H)	(34)	(24)

DEPRECIATION OF GOODWILL (Note 3.1.f.)	(13)	(13)

OTHER INCOME RELATING TO SECTION 33 BUSINESS ASSOCIATION LAW
COMPANIES AND RELATED PARTIES, NET (Notes 2.2.h) and 5.a). to the
unconsolidated financial statements)	8	8

Subtotal	67	48

HOLDING AND FINANCIAL INCOME (LOSS)

HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS, NET (1)
Exchange differences	(4)	(5)
Interest and financial charges	4	3
Holding (loss) / gain from Patriotic Bond (Exhibit E)	(3)	1

HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (2)
Exchange differences	128	109
Interest and financial charges	(83)	(117)
Holding losses from derivative instruments	(3)	(5)
Other (see Note 3.1.m)	(3)	(2)

OTHER EXPENSES, NET (Exhibit H)	(5)	(4)

Net income for the period before income tax, tax on minimum presumed income and
minority interest in Telefónica	98	28
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.1.k)	-	-
MINORITY INTEREST IN TELEFONICA	(20)	(13)

Net income for the period	78	15

Net earnings per share for the period (3)	0.19	0,04

(1)	Corresponds mainly to current investments, trade receivables, other receivables and inventories.
(2)	Corresponds mainly to trade payables, bank and other financial payables and other payables.
(3)	Basic and diluted earnings per share. See Notes 2.2.i) and 7.4. to the unconsolidated financial statements.
(4)	See Note 2.1.l) to the consolidated financial statements.

     The accompanying Notes and supplementary statements (Notes 1. to 19. and Exhibits A to H)
and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A.
are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos

CHANGES IN CASH AND CASH EQUIVALENTS	March	March
	31, 2005	31, 2004

Cash and cash equivalents at end of period	191	142
Cash and cash equivalents at beginning of year (6)	134	177

Decrease in cash and cash equivalents	57	(35)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net income for the period	78	15
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Financial income (2) (5)	(52)	(1)
Depreciation of fixed assets	137	147
Material consumption	6	4
Depreciation of intangible assets	2	2
Depreciation of goodwill	13	13
Cost of goods sold	2	2
Holding losses derivatives instruments	3	5
Holding loss from Patriotic Bond	3	-
Increase in allowances and reserves (3)	21	12
Gain on current investments (8)	(2)	-
Minority interest in Telefónica	20	13
Changes in assets and liabilities:
Trade receivables	(6)	6
Other receivables	5	(7)
Inventories	(5)	(7)
Trade payables	(22)	(17)
Payroll and social security taxes payable	(3)	(8)
Taxes payable	2	7
Other payables	(4)	(6)
Allowances and reserves	(4)	-
Interest collected	2	2
Payment of tax on minimum presumed income	(6)	(6)

Total cash flows originated by operating activities	190	176

Cash flows used in financing activities:
Increase in bank and other financial payables	127	21
Payment of bank and other financial payables	(188)	(144)
Payment of interest and related taxes	(32)	(65)
Increase in intangible assets (7)	-	-

Total cash flows used in financing activities	(93)	(188)

Cash flows used in investing activities:
Purchases of fixed assets (4)	(46)	(23)
Current investments	6	-

Total cash flows used in investing activities	(40)	(23)

Total increase (decrease) in cash and cash equivalents	57	(35)

(1)	Cash and Current investments with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 8 million and 183 million, respectively, as of March 31, 2005, (ii) 8 million and 126 million, respectively, as of December 31, 2004 (cash at the beginning of the year) and (iii) 7 million and 135 million, respectively, as of March 31, 2004, and iv) 9 million and 168 million, as of December 31, 2003 (cash at the beginning of the year 2004).
(2)	Net of (3) million and (4) million in 2005 and 2004, respectively, corresponding to the exchange difference originated by cash and cash equivalents in foreign currency.
(3)	It does not include neither increases/decreases of allowance for net deferred tax assets nor the Patriotic Bond.
(4)	In 2005 and 2004, net of 6 million and 8 million, respectively, financed by trade payables.
(5)	Net of other financial charges.
(6)	In 2005 the cash at the beginning of the year does not include 4 million corresponding to Other investments (see Notes 2.1 b) and 17. to the consolidated financial statements).
(7)	In 2004 net of 1 million financed by trade payables.
(8)	Included in “Other Expenses net” in the consolidated income statements.

     The accompanying Notes and supplementary statements (Notes 1. to 19. and Exhibits A to H)
and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A.
are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND COMPARATIVE INFORMATION

Amounts stated in Argentine pesos (except where expressly
indicated that figures are stated in other currency)

1.	BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. ("the Company") discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of March 31, 2005 and as of December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest, line by line their balance sheets as of March 31, 2005 and December 31, 2004 and their income statements and cash flows for the three-month periods ended March 31, 2005 and 2004, with the consolidated balance sheets as of March 31, 2005 and as of December 31, 2004, and the income statements and cash flows for the three-month periods ended March 31, 2005 and 2004, respectively, included in the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. ("Cointel") and their subsidiaries Telefónica de Argentina S.A. ("Telefónica") and Telinver S.A. (“Telinver”) over which the Company has joint control according to RT No. 5 (modified by RT No. 19).

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company's equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

	2.1.	Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent to those used by the Company (See Note 2.2. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

a)	Cash, banks and deposits:

In local currency: stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

In foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)	Current Investments:
	-	Intelsat: interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information.

	-	On January 28, 2005, Telefónica sold its shareholding interest in Intelsat. The effects of such sale, which did not have a significant impact on Telefónica’s results, were recognized as of that date.

c)	Receivables and payables:

- Trade receivables include services provided and settlements with foreign correspondents, both billed and accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past- due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

- Prepaid services: since baseline services committed to be rendered by IBM (IBM Argentina S.A.) over the duration of the contract will be received by Telefónica in uniform quantities over the duration of the contract, the baseline service total original cost US$ 218.9 million is accrued based on the straight-line basis over the term of the contract. So, prepaid services balance included in Other Receivables (IBM agreement) relating to the baseline services received includes (see note 8 to the consolidated financial statements):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties (See Note 8. to the consolidated financial statements) are accrued and recorded in the income statement by Telefónica as from the fiscal year in which such increases occur.

b) Deferred gain: because of the interdependence of terms and the continued involvement by Telefónica in the assets transferred, Telefónica did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and accrued ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

- “Patriotic Bond”: This bond has been valued at its estimated recoverable value, recording as of March 31, 2005 and December 31, 2004 an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which has included such bonds (see Note 13. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

- Universal Service contribution (see Note 15. to the consolidated financial statements): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the period/year in which its reimbursement is approved by such entity.

d)	Inventories:

Raw materials, telephony equipment, other equipment intended for sale (including telephone accessories and prepaid cards) and supplies: raw materials and supplies are related to paper for printing directories and have been accounted for at replacement cost, which does not exceed their estimated realizable value. Equipment has been accounted for at the replacement cost up to the limit of its estimated realizable value.

Directories in edition process have been accounted for at their production cost adjusted for inflation as described in Note 2.1. to the unconsolidated financial statements. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f)	Investments:

	-	Telefónica's interest in E-Commerce Latina S.A. (“E-Commerce”) as of March 31, 2005 and as of December 31, 2004 was accounted for by the equity method based on the financial statements as of such dates, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

	-	Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14. to the consolidated financial statements). Such certificates were valued at the subscription value paid by Cointel up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

g)	Fixed assets:

Fixed assets have been valued at their transfer price restated as described in Note 2.1. to the unconsolidated financial statements, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the three-month period ended March 31, 2005 and the fiscal year ended December 31, 2004 amounts to 1 million and 4 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica's related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica's Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projection based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of Telefónica’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, Telefónica will continue to monitor the projected situation and will assess the effect of any new future developments.

h)	Intangible assets and goodwill on investment in companies:

In addition to what is described in Notes 2.2 c) and d) to the unconsolidated financial statements, intangible assets as of March 31, 2005 and as of December 31, 2004 correspond to:

• Cointel's goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel's increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill's booked value generated by the direct investment in Cointel and the indirect investment in Telefónica as of March 31, 2005 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely future cash flows, considering current information and Telefónica’s future service rates estimates. As described in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown stabilization. In the opinion of the Company’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, future cash flows to recover the balances corresponding to goodwill, that as of March 31, 2005 amounts to 628 million may be obtained. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	•	The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in Note 2.1. to the unconsolidated financial statements, and is depreciated by the straight-line method over a 10-year term.

	•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

	•	Deferred expenses are those incurred in connection with the issuance of negotiable obligations and have been restated as mentioned in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. These expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica's negotiable obligations which are depreciated on a straight-line basis through maturity.

	•	The licenses to use links have been valued at the acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method over 15 years, the term of the license.

	•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated as from October 1, 1997 through September 30, 2007 and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

	•	The non-competition clause has been valued at its acquisition cost and is depreciated by the application of the straight-line method in a 7-year period.

i)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica's Management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of March 31, 2005, the amount booked for such purpose is 143 million.

j)	Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by Telefónica to determine the hedge effectiveness are: i) national amount of swap contracts with respect to the peso and hedged items; ii) currency of the swap contracts and covered items, and iii) maturity date of the hedge instrument and the hedged item. As of March 31, 2005 and December 31, 2004, the hedge relationship was deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica’s tariffs.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

k)	Income tax and Tax on minimum presumed income: (Figures according to Cointel's consolidated financial statements as of March 31, 2005, except for the composition of the deferred tax balances and the reconciliation)

Cointel and Telefónica record income tax by application of the deferred method, in accordance with the considerations described in Note 2.2.f) to the unconsolidated financial statements.

Deferred tax assets result mainly from the temporary differences arising principally from allowances and exchange differences that are not yet deductible for tax purposes and mainly from tax loss carryforwards. Deferred tax liabilities result from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, Telefónica applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the income statement.

Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering its estimates, Telefónica’s Management take into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect latest trends. In accordance with accounting principles in force, Telefónica must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal statute of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (see Note 4. and 9 to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Additionally, Telinver has decided, on December 31, 2004, to reverse partially the balance of the net tax asset reserve in an amount of 5 million, considering that the variables affecting the future tax results related to the evolution of the exchange rate has been reduced.

According to Law No 25,561, which is described in Note 2.2.f) to the unconsolidated financial statements, Telefónica's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for each U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million were computed for tax purposes in the year ended December 31, 2005, while 150 million will be carried forward and applied to offset taxes over the next year. Cointel’s foreign exchange tax loss was approximately 121 million, of which approximately 79 million were computed for tax purposes until the year ended December 31, 2004, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of December 31, 2004, Cointel, Telefónica and Telinver had a tax loss carryforward balance of approximately 3,512 million (1,229 million at 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges until 2010, according to Cointel's financial statements. For the three-month period ended March 31, 2005, Cointel has estimated a tax loss carryforward of approximately 8 million. Furthermore, in such period, Telefónica has estimated a consolidated taxable income in the income tax of approximately 242 million (248 million corresponding to Telefónica); that could be offset with tax loss carryforwards existing at the beginning of the current year of Telefónica. The detail of the accumulated consolidated tax loss carryfoward as of December 31, 2004 is as follows:

Tax loss carryforward
(in million of pesos
Available until	in historical value)

2005	316
2006	795
2007	2,232
2009	169

3,512

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	March		December
	31, 2005		31, 2004

Deferred tax assets
Common income tax loss carryforwards	911	(1)	976
Specific income tax loss carryforwards	44		44
Exchange differences deductible in future periods/years	79		90
Allowance for doubtful accounts	25		24
Accrual for contingencies and other non-deductible
allowances and accruals	84		81

	1,143	(2)	1,215	(2)
Allowance for deferred tax assets (Exhibit E)	(1,077)	(2)	(1,147)	(2)

Subtotal	66		68

Deferred tax liabilities
Fixed assets	(54)		(55)
Dismissal accrual for tax purposes	(7)		(7)
Other liabilities	(2)		(3)

Subtotal	(63)	(2)	(65)	(2)

Total	3		3

(1)	Includes 2 million originated by Cointel's estimated tax loss carryforward and is net of 66 million of income tax estimated by the Company, Telefónica and Telinver for the three-month period ended March 31, 2005.

(2)	As of March 31, 2005, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA“) would have resulted in a reduction of those balances of 4 million, 2 million and 2 million, respectively. As of December 31, 2004, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 5 million, 2 million and 3 million, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The following is the reconciliation of the income tax that would result from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos) and the amount were charged to the income statement (that has been nil as of the three-month periods ended March 31, 2005 and 2004):

	March 31,

	2005	2004

Net (loss) income before tax at statutory income tax rate	27	5

Permanent differences:

Loss (Income) on equity investments	(1)	-
Non-deductible expenses	2	1
Inflation restatement effect	23	27
Reversal of allowance for deferred tax assets	(70)	(45)
Goodwill depreciation	5	5
Challenged interests	7	-
Non used tax loss carryforward	-	2
Effect of minority interest in Telefónica	7	5

Total income tax	-	-

Telefónica has determined a minimum presumed income tax charge for the three-month period ended March 31, 2005 in the amount of 5 million (calculated considering the Company's indirect ownership in Telefónica) that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at discounted value, based on Telefónica’s tax projections.

For the three-month period ended March 31, 2005, Cointel has recovered tax on minimum presumed income charge in the amount of approximately Pesos 5,133. For the three-month period ended March 31, 2004, there were no charges for such tax.

	l)	Income Statement accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services are recognized in the period in which all necessary conditions are met to consider them as revenues.

As of March 31, 2005 and 2004 charges for the use, depreciation and amortization of non- monetary assets (materials, inventory, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets in accordance to Note 2.1. to the unconsolidated financial statements).

Telinver's management recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of March 31, 2005 and 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 12 million and 11 million, respectively.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.1	Breakdown of the main accounts

The main accounts of the consolidated financial statements as of March 31, 2005 and December 31, 2004 and the consolidated statements of operations for the three-month periods ended March 31, 2005 and 2004 were made up as follows, restated as described in Note 2.1. to the unconsolidated financial statements (foreign currency balances are presented in Exhibit G):

a)	Cash and banks:

	March	December
	31, 2005	31, 2004

Banks	8	8

Total	8	8

b)	Trade receivables:

	March 31, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Past due (1)	89	7	84	7
Current	150	-	152	-

Subtotal (2)	239	7	236	7

Allowance for doubtful accounts (Exhibit E)	(80)	(4)	(74)	(5)

Total	159	3	162	2

(1)	As a result of refinancing of past-due receivables, about 4 million of refinanced receivables are disclosed as current receivables as of March 31, 2005 and as of December 31, 2004, respectively.

(2)	In 2005 and 2004, includes 13 million and 12 million, respectively corresponding to related companies (see Note 7.2. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

c) Other receivables:

	March 31, 2005			December 31, 2004

	Current		Noncurrent	Current	Noncurrent

Guarantee deposits	3		-	1	-

Prepayments to vendors	1		-	1	-

Related companies receivables (1)	35	(6)	-	39	-

Financial prepayments	-		-	5	-

Financial instruments (2)	1		1	1	2

Advance paid expenses	4		-	1	-

Prepaid services (3)	6		-	7	-

Legal deposits	3		-	4	-

Tax on minimum presumed income	-		68	-	63

Patriotic Bond (4)	-		41	-	42

Net deferred tax assets (5)	-		1,080	-	1,150

Prepaid insurance	1		-	1	-

Other payable taxes	2		-	-	-

Other	9		-	10	-

Subtotal	65		1,190	70	1,257

Allowance for net deferred income tax

assets (Exhibit E) (5)	-		(1,077)	-	(1,147)

Allowance for impairment of Patriotic

Bond (Exhibit E) (4)	-		(30)	-	(28)

Allowance for other receivables (Exhibit E)	-		-	(1)	-

Total	65		83	69	82

(1)	See Note 7.2. to the consolidated financial statements.
(2)	See Note 12. to the consolidated financial statements.
(3)	See Note 8. to the consolidated financial statements.
(4)	See Notes 2.1.c) and 13. to the consolidated financial statements.
(5)	See Note 2.1.k) to the consolidated financial statements.
(6)	Includes 8 million with other related companies as detailed in Note 7.2. to the consolidated financial statements and 27 million with Telefónica S.A Sucursal Argentina ("TESA Arg.") (see Note 5.c)(i) to the unconsolidated financial statements).

d) Inventories:

	Current

	March	December
	31, 2005	31, 2004

Raw materials and supplies	1	-
Directories in edition process	2	1
Telephone equipment and other
equipment	6	4

Subtotal	9	5
Allowance for impairment in value
and slow turnover (Exhibit E)	(2)	(2)

Total	7	3

(English translation of the financial statements originally issued in Spanish, except for Note 10 to the unconsolidated financial statements)

e) Other assets:
	Current

	March	December
	31, 2005	31, 2004

Real property intended for sale	2	2

Total	2	2

f) Goodwill on investment in companies:

	Original value	Depreciation			Net book value

	At beginning/	At	For the	Accumulated	As of	As of
	end of	beginning	period/	at end of	March	December
	period/year	of year	year	period/year	31, 2005	31, 2004

Goodwill - Cointel	804	312	10	322	482	492
Goodwill - Telefónica	225	76	3	79	146	149

Three-month period
ended March 31, 2005	1,029	388	13	401	628

Year ended December
31, 2004	1,029	337	51	388		641

g) Trade payables:
	March 31, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Vendors, contractors and
correspondents (1)	136	1	149	1
Management fee (2)	37	-	35	-
Billing on account and behalf of cellular
and audiotext companies	19	-	26	-
Services collected in advance (3)	3	32	2	33
Other	1	-	1	-

Total	196	33	213	34

(1)	In 2005 and 2004, includes 12 million and 15 million, respectively corresponding to related companies (see Note 7.2. to the consolidated financial statements).
(2)	See Note 7.2. to the consolidated financial statements.
(3)	In 2005 and 2004, includes deferred future revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2005 and 2004, includes 2 million as current amount and 30 million as non-current amount with related companies (see Note 7.2 to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

h) Bank and other financial payables:
	March 31, 2005			December 31, 2004

	Current		Noncurrent	Current		Noncurrent

Credit balances with banks	5		-	15		-
Bank loans and long-term
financing	99		103	112		118
Imports financing	6		6	7		6
Section 33 LSC companies –
Telefónica Internacional, S.A.
(“TISA”):	931	(1)	-	2,921	(1)	-
Negotiable obligations (2) (3)	279		1,150	174		1,148

Total	1,320		1,259	3,229		1,272

(1)	In 2005 and 2004, includes 59 million and 1,896 million, respectively, corresponding to the Company (see Note 5.c.(ii) to the unconsolidated financial statements), 728 million and 727 million, respectively, corresponding to Cointel (see Note 7.1. to the consolidated financial statements), 144 million and 239 million, respectively, corresponding to Telefónica (see Note 12. to the consolidated financial statements), and in 2004 includes 59 corresponding to Telinver.
(2)	See issuance conditions and way of cancellation in Note 11. to the consolidated financial statements and Note 9. to unconsolidated financial statements.
(3)	See Note 11. to the consolidated financial statements.

j) Payroll and social security taxes payable:
	March 31, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Vacation and bonus accrual	19	-	23	-

Social security taxes payable	8	-	8	-

Pre-retirement agreements

and others (1)	7	8	8	8

Other	4	-	1	-

Total	38	8	40	8

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. Includes 3 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and March 31, 2005 and are to be paid until the worker qualifies to obtain legal pension benefits.

j) Taxes payable:
	Current

	March	December
	31, 2005	31, 2004

Turnover tax accrual (net of
prepayments)	6	6
Health and safety taxes	12	12
Value added tax	7	7
Tax on minimum presumed income
(net of prepayments)	4	5
Other	25	22

Total	54	52

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

k) Other payables:
	March 31, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Financial instruments (1)	5	2	5	2
Debt ITU	10	-	10	-
Related companies payables (2)	6	-	7	-
Other	12	9	13	13

Total	33	11	35	15

(1)	In 2005, corresponds to swaps operations and, in 2004 corresponds to swaps operations and to currency trade options described in Note 12. to the consolidated financial statements.
(2)	See Note 7.2. to the consolidated financial statements.

l) Cost of services provided:
	March 31,

	2005	2004

Cost of telecommunications services (Exhibit H)	(237)	(231)
Cost of services provided (Exhibit F)	(2)	(2)

Total	(239)	(233)

m) Other:
	(Loss)/Gain

	March 31,

	2005	2004

Holding and financial loss on liabilities:
Intangible assets depreciation	(1)	(1)
Tax on checking account credits and debits	(2)	(1)

Total	(3)	(2)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.2	AGING OF CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF MARCH 31, 2005:

	Assets					Liabilities

	Current investments	Trade receivables (a)		Other receivables (c)		Trade payables	Bank and financial payables (e)	Payroll and Social Security Taxes payable	Taxes payable	Other payables	Other liabilities- Section 33 - Law 19,550 companies

Past-due:

Up to three months	1	25		1		8	-	-	2	-	-
From three to six months	-	11		1		18	-	-	-	-	-
From six to nine months	-	9		1		-	-	-	-	-	-
From nine to twelve months	-	4		-		-	-	-	-	-	-
From one to two years	-	12		2		-	-	-	-	-	-
From two to three years	-	9		3		1	-	-	-	-	-
Over three years	-	27		-		-	-	-	-	-	-

At sight:	46	2		38		-	5	-	27	21	-

Current:

Up to three months	136	133		11		159	299	22	25	3	-
From three to six months	-	7		3		5	736	5	-	3	-
From six to nine months	-	4		3		4	171	3	-	-	-
From nine to twelve months	-	3		2		1	109	8	-	5	-
From one to two years	-	-		6		2	183	4	-	7	-
From two to three years	-	-		1		2	319	2	-	5	-
From three to four years	-	-		65		2	202	1	-	1	-
From four to five years	-	-		-		2	18	1	-	-	-
Over five years	-	-		11		25	537	-	-	(2)	-

Subtotal	183	246		148		229	2,579	46	54	43	-
Other liabilities to be
capitalized	-	-		-		-	-	-	-	-	1,785
Allowance for doubtful
accounts (Exhibit E)	-	(84)		-		-	-	-	-	-	-
Benefits under the
Collective Labor Agreements	-	-		-		-	-	-	-	1	-

Total	183	162		148		229	2,579	46	54	44	1,785

Percentage accruing interest
at fixed rate	75%	3%		3%		-	58%	-	-	17%	-
Percentage accruing interest
at variable rate	-	40	%(b)	-		-	39%	-	-	-	-
Percentage accruing income
at variable rate	25%	-		-		-	-	-	-	-	-
Annual average interest rate
in foreign currency	3%	-		1	% (d)	-	9%	-	-	6%	-
Annual average interest rate
in local currency	3%	26%		8%		-	8%	-	-	-	-

(a)	Includes 7 million past-due classified as non-current trade receivables taking into account Telefónica's management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.
(d)	Does not include the interest accrued by the Patriotic Bond.
(e)	Telefónica settled before due date part of its indebtedness with TISA (see Note 12, to the consolidated financial statements).

4.	TELEFONICA'S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica signed a license agreement with the Secretary of Communications (“SC”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000, the National Executive Power ("NEP") issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On September 3, 2000, the NEP issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in Note 9. to the consolidated financial statements. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica's revenues and expenses is currently mismatched as a result of the “pesification” and freezing of Telefónica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica's pending tariff renegotiation with the Argentine government. Telefónica's tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs of Telefónica (including investments), i.e. to achieve the “Telefónica's economic and financial equation” of such company contemplated in the Transfer Contract (the “economic and financial equation”). (See Note 9. to the consolidated financial statements).

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002, such as growth in the economy, stabilization of the exchange rate and less inflation show positive signs, in spite of the recent appearance of signs of slowdown in the growth economic rate and an increase in domestic prices. Therefore, in the opinion of the Company, Cointel and Telefónica’s Management, there is a greater certainty in the operating and economic environment, due to, among other factors, a relative stabilization in the Peso equivalent amounts of the foreign currency denominated consolidated debt, the financing already obtained by Telefónica and the gradual reduction of Telefónica’s short term debt (See Note 12. to the consolidated financial statements).

Although Telefónica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting form the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefónica's economic and financial equation.

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.), a Spanish company which indirectly controls the Company. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA's option. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica's corporate purpose are subject to administrative approval by the SC.

5.	REGISTRABLE ASSETS OF TELEFONICA (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of March 31, 2005 these assets have a net book value of about 595 million, of which approximately 520 million (both restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica's name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

6.	PREFERRED SHARES OF COINTEL (Figures according to Cointel's unconsolidated financial statements as of March 31, 2005)

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

	a)	Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

	b)	The issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until the closing of the three month period ended on March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel's and its legal advisors' final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 2.4. to the unconsolidated financial statements). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER accrued until the redemption date.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

During the six-month period ended June 30, 2004, Cointel had received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the “pesification” of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders’ decision approving the financial statements as of December 31, 2003, insofar as they disclose as “pesified” the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. Cointel’s Management and its legal counsel consider that, based on the above mentioned analysis and in the light of the rules in force, the chance that the determination of this issue could have an adverse effect on Cointel is remote.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991. The Special Shareholders’ Meeting held on June 29, 1998 resolved to modify Cointel’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

	1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003 (see item j) of this note).

	2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007 (see item j) of this note). On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

	1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations were made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

	2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of Cointel, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	Cointel, among other provisions detailed in the issuance conditions, has agreed:

	1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

	2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

	3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by Cointel.

	4.	To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. However, as of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because Cointel did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of Cointel has been elected by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed and past-due at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of Cointel's preferred capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of March 31, 2005 as established in the issuance clauses, is as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	Capital stock		Amounts stated in millions of Argentine pesos

Class of Preferred Stock	Face value in millions of Argentine pesos	Redemption value in millions of Argentine pesos(1)	Accumulated unpaid dividends as of December 31, 2004(2)	Fifteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends

A	2	5	1	-	1
B	13	38	9	1	10

	14(4)	43	10	1	11

	(1)	See b) in this Note.

	(2)	Corresponds to the preferred dividends accrued during the twelve-month periods ended December 31, 2004, 2003, 2002 and 2001, which are unpaid as of December 31, 2004, plus the adjustment for the CER as of March 31, 2005.
	(3)	Preferred dividends have been calculated as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws.
	(4)	The table may not sum due to rounding in millions. See Note 2.3. to the unconsolidated financial statements.

As of March 31, 2005 Cointel's preferred stock restated for inflation as stated in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 43 million. Cointel believes that the difference of 15 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference as of March 31, 2005 is comprised of an initial negative balance as of December 31, 2004 of 16 million (restated as described in Note 2.1. to the unconsolidated financial statements) and an increase of 1 million corresponding to the evolution of the preferred stock’s balance, generated by the effect of Decree No. 214/02 and related laws during the period.

The issuance provisions of Cointel’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, Cointel will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, stockholders would be entitled to one vote per share.

According to the above-mentioned provisions, Cointel did not amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth, thirteenth and fourteenth period. For the above reasons this situation is not to be considered default.

According to item 5.a) of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

7.	SECTION 33 LSC COMPANIES AND RELATED COMPANIES

	7.1.	Cointel’s outstanding balances and transactions with related companies (figures calculated in proportion to the Company's interest in Cointel as of March 31, 2005)

As of March 31, 2005, there are twenty eight outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus 5.5% payable semiannually. The principal (except for the loan mentioned at the end of this paragraph) has a semiannual repayment term, renewable automatically for an equal period of time unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date. As of March 31, 2005, the book value of the outstanding loans amounts to approximately US$250 million (equivalent to 728 million as of March 31, 2005) of which US$246.3 million corresponds to the principal amount and approximately US$3.6 million to interests. Also, such amount includes a loan of US$ 17.5 million (US$ 8.8 million calculated in proportion to the Company's interest in Cointel) with an amortization settled in equal annual consecutive installments until April 30, 2007. The first three installments of such loan with maturity dates settled on October 30, 2002, April 30, 2003 and April 30, 2004, respectively, were refinanced by TISA until April 29, 2005. As of March 31, 2005, Cointel classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note. On April 29, TISA rescheduled the three

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

installments mentioned above and the installment which matured on April 30, 2005 until October 31, 2005.

The outstanding principal amount owed to TISA includes two loans of US$ 51.5 million and US$ 85.7 million, respectively, granted to Cointel in July 2004 and destinated to the cancellation of Cointel’s Negotiable Obligations. These loans have a six-month term and accrue interest at LIBOR plus 5.5% per annum.

During year 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month period ended March 31, 2005, interests converted into principal under the above-mentioned loans amounted to US$ 7.5 million.

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in other currency, changes in Cointel’s main business activity and should Cointel or any of its affiliates lose the government licenses obtained and should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until December 31, 2005: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of March 31, 2005, Cointel has classified as current liabilities, maturing in December 2005, a loan of 6.5 million (equivalent to US$ 2.25 million at the exchange rate in effect at March 31, 2005), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until January 1, 2006. With respect to the loan agreements renewed or executed as from July 26, 2004, TISA has agreed upon with Cointel the elimination of those clauses that stipulated their early termination in case of restrictions that could limit Cointel’s capacity to make payments to TISA under the agreements.

During the three-month periods ended March 31, 2005 and 2004, Cointel accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 14.6 million and 6.2 million, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.2.	Telefónica and Telinver's outstanding balances and transactions with related companies (calculated in proportion to the Company's interest in Cointel as of March 31, 2005)

During the three-month periods ended March 31, 2005 and 2004, respectively, Telefónica and Telinver made the following transactions with related parties (in million of Argentine pesos):

	March	December
	31, 2005	31, 2004

	Income / (loss)

Management fee:
Telefónica S.A. Sucursal Argentina ("TESA Arg.")	(9)	(8)

Net income (losses) from goods and services:
Telefónica Comunicaciones Personales S.A. ("TCP")	25	14
Telefónica Data Argentina S.A. ("TDA")	5	5
Atento Argentina S.A. ("Atento")	(2)	(2)
Telefónica Ingeniería de Seguridad S.A.	(1)	(1)
Emergia Argentina S.A.	1	1
Telefónica Internacional Wholesale Services America S.A.
("TIWS (Uruguay)")	-	1
C.P.T. Telefónica Perú	2	3
Telefónica Gestión de Servicios Compartidos ("T-Gestiona")	(1)	-
TESA Arg.	-	(1)
TESA	1	-
Cía de Radiocomunicaciones Móviles (1)	5	-
Televisión Federal S.A.	(1)	(1)
Telefónica Procesos y Tecnología de Información	-	(1)
Communications Technologies Inc.	(1)	-
Telefónica del Brasil	1	-
Telcel Venezuela	1	-
CTC Mundo S.A.	-	3

Total	35	21

Net financial charges
TISA	(5)	(18)

Total	(5)	(18)

	March	December
	31, 2005	31, 2004

Purchases of goods and services
TDA	-	4
Telefónica Soluciones S.A.	-	8
Telefónica Ingeniería de Seguridad S.A.	-	1

Total	-	13

(1) Company incorporated to the Group in 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica’s and Telinver's balances with the operator (TESA) and other of Cointel’s shareholders and other related companies as of March 31, 2005 and December 31, 2004 are (in millions of Argentine pesos):

	March	December
	31, 2005	31, 2004

Assets
Trade receivables:
Communication Technologies Inc	2	4
Adquira	-	-
T-Gestiona	2	2
TIWS España	1	-
TCP	4	-
Telcel Venezuela	1	-
Televisión Federal S.A.	1	1
C.P.T. Telefónica Perú	2	5

Total Trade receivables	13	12

Other receivables:
TDA	6	9
TISA	1	1
Telefónica Media Argentina S.A. ("Temarsa")	1	1
Atento	-	1

Total Other receivables	8	12

TOTAL ASSETS	21	24

Liabilities
Trade payables
TESA	-	1
CTC Mundo S.A.	1	2
TESA Arg. (1)	37	35
Emergia Argentina S.A.	32	33
Telefónica Servicios Audiovisuales	1	1
Cía de Radiocomunicaciones Móviles (3)	7	-
Televisión Federal S.A.	1	-
Telefónica Soluciones S.A.	-	8
Telefónica Investigación y Desarrollo S.A.	2	2

Total Trade payables	81	82

Bank and other financial liabilities
TISA (2)	144	298

Total Bank and other financial liabilities	144	298

Other payables
TESA	5	6
TESA Arg.	1	1

Total Other payables	6	7

TOTAL LIABILITIES	231	387

(1)	Corresponding to liabilities generated by management fee.
(2)	See Note 12. to the consolidated financial statements.
(3)	Company incorporated to the Telefónica Group in 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.3.	Telinver (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

On January 3, 2005, Telinver assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned in order to reduce the spread applicable from LIBOR plus a 9% annual nominal interest rate to LIBOR plus a 4.5% annual nominal interest rate. In consideration for the assignment, Telinver agreed with Telefónica that it is to be repaid two loan agreements in Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver's Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. Telefónica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The debt of 45 million pesos remaining after the capitalization mentioned in the above paragraph will be repaid by Telinver in 8 semi-annual installments and at an 11% annual nominal interest. So, as of March 31, 2005 Telinver has a shareholders’ equity of 30 million pesos. However, due to the amount of accumulated losses as of that date, Telinver falls under the conditions for mandatory capital reduction established in Section 206 of Law N°. 19,550, because the losses exceed reserves and 50% of capital.

7.4.	E-Commerce (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

As arise from Cointel's financial statements as of March 31, 2005, Telefónica holds together with Alto Palermo S.A. ("Alto Palermo") a 50% interest in E-Commerce, as business partner in the electronic trading range through Internet to commercialize products of the shopping center of such company.

Additionally, the parties undertook to make a voluntary capital contributions for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.	Commitments related to TCP (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

In July 1999, Telefónica provided to the Argentine Government with performance guarantees to ensure TCP's service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million individually and 45 million (jointly with Telecom Argentina S.A. ("Telecom S.A.")) until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with. Although the National Communications Commission (“CNC”) has finished the technical review of existing network, as of the date of issuance of these financial statements TCP has not started the liberation process related to the performance guarantees mentioned above and, as a result, Telefónica is still subject to them. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

8.	CONTRACTS (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

	-	IBM Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. TCP, Telinver and TDA executed a contract with IBM whereby Telefónica outsourced the operation and maintenance of the information technology infrastructure is outsourced to IBM for six and a half year term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: Over the duration of the contract, Telefónica committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment. The agreement stipulated that at the inception of the contract, Telefónica should transfer to IBM at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to Telefónica at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: Fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve month before the expiration of the agreement, the agreement shall be finished on the expiration date.

The following is a summary of the primary contractual cash flows related to Telefónica and its controlled company, Telinver, agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S.
dollars from 2000 to 2006)

Assets acquired by IBM	24.5
Baseline monthly installments (service fee
total payments)	(218.6)
Repurchase of assets	(14.9)
Refund (only if the contract is renewed)	3.3

As a result of the peso devaluation, Telefónica renegotiated the contract originally denominated in dollars.

On the basis of a supplementary contract agreed upon by the parties, Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

-	Other

Telefónica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, of which approximately 49 million of minimum future payments as of March 31, 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

9.	TARIFF

	9.1.	Tariff system

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the Secretary of Communications established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to the National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272 and No 273, dated November 12, 2004, November 23, 2004 and March 31, 2005, respectively.

Pursuant to Resolution No. 261, it is approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the Secretary of Communications accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Pursuant to Resolution No. 73, of March 31, 2005 the Company and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retired, Pensioner and Households with Low Consumption” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica's management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefónica's future results.

During the final months of 2004 and the beginning of 2005, the Argentine government signed letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their revision. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

On March 8, 2005 the Ministry of Economy and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analyze tariff increases. However, as of the date of issuance of these financial statements no telecommunication services companies have been notified of a date for a public audience.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime shall not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel's and the Company's. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

9.2.	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 10.d) to the consolidated financial statements, awarded a precautionary measure ordering the National Government, Telefónica and Telecom Argentina S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica, Telecom S.A. and the S.C. entered into agreements with the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non- application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non- computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the price cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these Financial Statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of March 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the agreements mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	9.3.	Tariff restructuring (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

The tariff restructuring implemented as from February 1, 1997 pursuant to Decree No. 92/97, established a new tariff structure through an increase in the price of the monthly basic charge and the local service tariffs and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the tariff restructuring was to be neutral for a two-year period following its implementation. On December 1, 1999 the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will in due time determine the form to compute such result to a future tariff reduction. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

10.	LAWSUITS AND CLAIMS (Figures according to Cointel's consolidated financial statements as March 31, 2005)

Contingencies

Telefónica is presently facing various proceedings and claims in the labor, tax, regulatory compliance and other areas, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters can’t predict with certainty. If information available prior to the issuance of the financial statements, considering the opinion of Telefónica’s legal counsel, indicates that it is probable that a liability had been incurred at the date of closing of the financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the contingencies reserve. As of March 31, 2005, the amount recorded as reserves for contingencies is 283 million pesos.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserves for contingencies related to labor issues considered on a probable basis amounts to 176 million pesos and 162 million pesos as of March 31, 2005 and December 31, 2004, respectively. The closing balance of the reserve as of March 31, 2005 is mainly comprised of: i) probable losses of 87 million pesos resulted from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences. These claims and potential claims are considered probable taking into account certain recent judgments of Appeals courts that were adverse to Telefónica.

ii) claims for alleged rights provided in the labor law and related costs which amount to 18 million, for which the Company considered it advisable to reach settlement agreements. The Company intends to defend its rights vigorously in whichever instances are necessary, should other similar material claims eventually arise in the future.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments

Tax contingencies:

The reserves for contingencies related to tax matters assessed as probable to lose amounted to 58 million and 54 million as of March 31, 2005 and as of December 31, 2004, respectively.

These tax issues are related to:

•	Municipal taxes
•	Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of March 31, 2005 and as of December 31, 2004 amounts to 52 million pesos and 55 million pesos, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Other claims for rescission of commercial agreements

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the NEP can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the NEP. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2005, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 54 million (in original currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2005 Telefónica has paid approximately 6.9 million (in original currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	International Telecommunication Union Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with Telefónica, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative "argentin@internet.todos", to be managed by the International Telecommunications Union ("UIT"). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.k) to the consolidated financial statements, which Telefónica understands is its total liability as of March 31, 2005.

In the opinion of Telefónica's Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

c)	Fiber Optic Cables

In December 2000, Telefónica was served with an ex officio assessment imposed of the own initiative of the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentina's Administrative Tax Court based on Telefónica's opinion that there are solid arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, recently entered against Telefónica, Telefónica has been compelled to pay an amount of 6 million, in addition to 17 million as punitive interest in December 2004, which have been charged as of that date to the Income Statement as definitive payment. In Telefónica’s opinion this matter will not have additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have the judgment against Telefónica reviewed by the National Court of Appeals in Administrative Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	d)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Consumidores Libres’ objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter has been also denied.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

11.	COINTEL’S AND TELEFONICA'S NEGOTIABLE OBLIGATIONS

	11.1.	Cointel's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders' Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of Negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date is August 1, 2004, for both Series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The main terms and conditions of this issuance of Negotiable obligations were:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations was to take place in one single installment payable at 7 (seven) years for both Series. Such amortization, as well as accrued interest, was to be paid in U.S. dollars in the case of the Series “A”, and in U.S. dollars or Argentine pesos in the case of the Series “B” (at the discretion of the obligee). Cointel had the possibility of redeeming such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrued an annual interest of 8.85% and 10.375% on Series “A” and Series “B”, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance did not constitute either a secured or a subordinated debt of Cointel, ranking pari-passu -with no preferences- in respect of Cointel’s current and future unsecured and unsubordinated debts.

The agreement for this issuance gave a detailed description of its settled restrictions. The main stipulations concerned: a) a commitment of Cointel not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless Cointel complied with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such negotiable obligations as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of Cointel or any material subsidiary aggregating US$20 million or more (see Note 7.1. to the consolidated financial statements), the sale of all or a significant proportion of Cointel’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the noteholders of Cointel’s Series "A" Negotiable obligations approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the noteholders of Cointel's Series "B" Negotiable obligations discussed the current amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series "B" Negotiable Obligations noteholders rejected the amendments mentioned above.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 at an annual nominal rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, Telefónica transferred Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

During fiscal year 2003, Cointel purchased Negotiable Obligations Series “A” for a nominal value of US$ 5.88 million, and on December 18, 2003 it redeemed part of such notes for US$ 4.88 million; therefore, as of December 31, 2003 it held own Negotiable Obligations for a nominal amount of US$ 1 million.

Likewise, during the first semester of 2004 Cointel purchased additional Series “A” Notes for a total nominal value of US$ 18.1 million, and on June 28 and March 23 and 31, 2004, Cointel made three further prepayments with the total of the Series “A” Notes held by it for a nominal amount of US$ 5.02 million, US$ 7.45 million and US$ 6.67 million, respectively. After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 200.9 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On July 26, 2004, TISA granted a US$ 103 million loan to Cointel in order to that company to cancel the totality of the Series “B” Negotiable Obligations and the portion of the Series “A” Negotiable Obligations held by third parties plus interest thereon, both with maturity on August 1, 2004. The funds obtained were settled in the foreign exchange market between July 26 and 28 and were applied to the cancellation of the mentioned Negotiable Obligations as of the maturity date.

In addition, on July 27, 2004 Cointel agreed with TISA the repurchase of the totality of the Series “A” Negotiable Obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171.4 million loan from TISA equivalent to the amount of principal plus interest accrued on such Negotiable Obligations as of that date. The loan did not imply the delivery of funds.

Based on the above, as of the date of issuance of these financial statements, Cointel has cancelled the totality of debt for principal and interest related to the issues of the Negotiable Obligations above-mentioned. (See Note 19. to the consolidated financial statements).

11.2.	Telefónica's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

As of March 31, 2005, there were eleven Telefónica's negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)	Term in years	Maturity month/year	Rate per annum %		Use of proceeds

05/98	US$ 125.6	10	05/2008	9.125		(a)
06/02	US$ 71.4	4	07/2006	9.875		(b)
08/03	US$ 189.7	4	11/2007	11.875		(b)
08/03	US$ 212.5	7	11/2010	9.125		(b)
08/03	US$0.03 (c) (d)	8	08/2011	8.85		(b)
08/03	US$ 134.6 (e)	8	08/2011	8.85		(b)
05/04	$163.3 (f) (i)	1	05/2005	8.05		(b)
10/04	$134.8	1	10/2005	8.25		(b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40	(g)	(b)
02/05	$200 (f)	1	02/2006	8.00		(b)
02/05	$50	2	02/2007	Encuesta + 2,50	(h)	(b)

(a)	Financing of investments in fixed assets in Argentina.
(b)	Refinancing of liabilities.
(c)	On August 1, 2004 were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
(d)	Net of US$ 7.5 million repurchased during 2004.
(e)	Net of US$ 13.5 million repurchased during 2004.
(f)	Corresponds to bonds with zero coupon.
(g)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
(h)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the BCRA for fixed-term deposits for a term of up to 59 days for deposits ranging from $100,000 to $499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
(i)	On April 7, 2005 there was a payment of $ 19,5 million. The amount pending from this issuance as of the date of issuance of these financial statements amounts to $ 143,8 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance; and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the Program of December 2003

The shareholders’ meeting of Telefónica held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica's Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004,Telefónica's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program. Such issue took place on May 7, 2004, for a nominal amount of 163.3 million, maturing in May 2005, with zero coupon and an annual 8.05% cut-off return.

On October 28, 2004 Telefónica issued 200 million pesos by issuing the second tranche of negotiable obligations under the above mentioned program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term and an 8.25% coupon and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual, with a nominal annual minimum interest of 7% and a nominal annual maximum interest of 15%.

On February 11, 2005 Telefónica issued 250 million of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta Plus a spread of + 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The proceeds are to be applied to the re-financing of liabilities.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

12.	FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

	•	Financial operations of Cointel (Figures according to Cointel's unconsolidated financial statements as of March 31, 2005)

Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA's loans, or alternatively, by requiring the refinancing of its payables.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company's own financial situation.

On the other hand, TESA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing or not over the long-term TISA’s current loans to Cointel and, if necessary, providing additional financing.

As of March 31, 2005, Cointel's current assets are lower than its current liabilities in 1,461 million, the latter including approximately 99.7% (1,457 million) of debt owed to TISA. Consequently, Cointel’s ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

Should no financing alternatives be available for Cointel or should Cointel not succeeds in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due disclosed on the balance sheet as of March 31, 2005.

Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results through obtaining waivers from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether Cointel will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

	•	Financial operations of Telefónica (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

Telefónica’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it were necessary, with bank loans and/or access to capital markets and possibly refinancing of TISA's loans (Cointel's shareholder).

As of March 31, 2005, Telefónica's current assets are lower than its current liabilities in 939 million, the latter including approximately 17% (US$99 million) of debt owed to TISA (indirect controlling company of Telefónica).

During 2004, as well as in prior periods, Telefónica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancing. Additionally, Telefónica has been granted short-term loans from local financial institutions in an amount of 120 million. In May 2004, October 2004 and February 2005, Telefónica issued negotiable obligations for 163.3 million, 200 million and 250 million (see Note 11.2. to the consolidated financial statements), respectively, and expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that Telefónica, may consider will, in the opinion of the Management, enable Telefónica, to settle or successfully refinance the remaining balance of its short-term indebtedness.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In turn, in 2004 TISA re-financed Telefónica's liabilities, now payable in monthly installments maturing from January through December 2005, and has advised the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

•	Telefónica's long-term bank financing (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

Telefónica has borrowed long term funds from major financial institutions in an amount equivalent to 206 million as of March 31, 2005. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

•	Telefónica's financial instruments (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones including through derivative instruments and; (ii) to cover Telefónica's indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of Telefónica's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso-denominated debts.

During the years 2002 and 2003, Telefónica has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, appropriate counterparts or high costs of such transactions. As of March 31, 2005, Telefónica keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,804 million and for the purpose of partially hedging its indebtedness in foreign currency, Telefónica has deposits in US Dollars as of that date in the amount of US$ 89 million.

The main aspects of the hedging policy of Telefónica are the following:

i. Existence of clearly identified risk and Telefónica’s risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of $ 1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

Until 2002, Telefónica did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the U.S. dollar because its rates were denominated in U.S. dollars and converted into pesos at the end of the month. However, in some cases Telefónica hedged US dollars against yens and euros (see “Financial Instruments – Swaps”). Before the Convertibility law, according to the Transfer Contract, the rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of Telefónica’s revenues were stated in pesos but almost of all Telefónica's debt was denominated in foreign currency, so Telefónica had a current mismatch between the revenues and the financial debt in foreign currency.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As a consequence of the above mentioned mismatch Telefónica established a policy of partially hedging Telefónica’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and its effects on certain future short-term payments of Telefónica’s debt obligations denominated in foreign currencies. Moreover, Telefónica’s policy does not include holding of derivative financial instruments to hedge the exposure to interest rate risk.

Telefónica has no financial instruments for trading purposes.

ii. Matching the main features (notional, maturity date, interest payment dates) of the underlying and one side of the derivative.

Telefónica tries to obtain this balance especially for the foreign currency debt and derivates hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentina's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate the derivatives instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independents parties’ valuations (e.g. bank valuations).

As part of the hedging policy Telefónica uses the following derivative financial instruments:

a) Swaps

During September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting as of March 31, 2005 up to 6,223 million Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2005, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$63 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity.

During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica's net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2017 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) Options

- Call Spreads: In September 2004 Telefónica entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spreads”, with maturities in January and February 2005, and they consist of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

The strategy with the maturity date on January 2005 covered a notional value of US$ 12 million and consisted in the acquisition of an option to purchase currency at the exercise price of $ 3.075 per US Dollar and the sale of an option to purchase currency at a strike price of $ 3.5 per US Dollar. The strategy with maturity date on February 2005 had a notional value of US$ 12 million and consisted of the acquisition of a call option at a strike price of $ 3.09 per US Dollar and the sale of a call option at a strike price of $ 3.5 per US Dollar. In both cases the options could have been exercised only upon their maturity. The goal of this strategy was to hedge the exchange rate risk related to Telefónica‘s commitments to pay the principal of the loans to TISA denominated in US Dollars. Telefónica had paid, as risk premiums, an amount of US$ 0.4 for each strategy. Upon maturity, options were not exercised because the exchange rate prevailing at those dates was outside the strike end of the options. The cost of the premium paid has been charged to the Income Statements.

As of March 31, 2005 there are no pending option transactions.

•	Telefónica's financing with Related Parties (Figures according to Cointel’s consolidated financial statements as of March 31, 2005)

As of March 31, 2005, Telefónica owe approximately 288 million (about US$99 million) to related parties, which matures until December, 2005. These loans accrue interests at one-month LIBOR plus an approximately 4.5%. These agreements establish the usual commitments for this kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The related party creditors have advised Telefónica that until the due date of the debt: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries, in accordance with the definition stipulated in such contracts. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of May 9, 2005, subject to a condition that no other debt be accelerated on similar grounds.
As of the date of issuance of these financial statements, Telefónica settled part of its debt to TISA, which balance amounts to US$ 15 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

13.	PATRIOTIC BOND (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond was denominated in US Dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, Telefónica proceeded to partially offset them against taxes. As from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

Telefónica has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in previous paragraph. In addition, on February 23, 2005, Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$-denominated Discount Bonds. The new bonds will have, in accordance to the stipulated exchange conditions a nominal value of approximately US$ 8 million. As of the date of issuance of these financial statements the Argentine Government has not yet issued the new bonds after the debt exchange.

14.	FINANCIAL TRUST (Figures according to Cointel's unconsolidated financial statements as of March 31, 2005)

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (“BICE”) acts as trustee.

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES (Figures according to Cointel's consolidated financial statements as of March 31, 2005)

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by Telefónica.

In the context of the transition to competition in telecommunications, the NEP has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by Telefónica will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which Telefónica should recover the cost incurred for rendering these services.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the NEP regulating such activities are empowered to issue. In addition, Telefónica is subject to the rules and regulations inherent in any business transaction conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At Present there are various legislative initiatives of proposed legislation, including:

• bills aimed at regulating all public utilities based on the definition of the utilities proposed (which includes the activities subject to regulation carried out by Telefónica) and establishing the manner in which the concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment imposing an obligation to make investments as a condition to maintain the concession granted,
• legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,
• legislative bills aimed at establishing new municipal rates, to name but a few.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or in any other will become a part of the regulatory framework that governs Telefónica’s activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates.

The financial statements consider the effects derived, and foreseen by Management, derived from the regulations enacted as of the time of issuance of the financial statements and the effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefónica's activities.

16.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur in any event of default.

In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its capital stock in Intelsat Ltd. to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. Telefónica recognized the effects of the sale of Intelsat the current fiscal year, which did not have a significant impact on Telefónica’s results.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of the date of issuance of these financial statements, Telefónica exchanged the guarantee of the pledge agreement already mentioned for a guarantee in cash in order to maintain continuity in the guarantee of payment of obligations arising in relation to the service for an amount of US$ 0.6 million, which have been recorded under the caption Other Receivables.

17.	TELEFONICA'S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

For the purpose of disclosing the above mentioned information required by Professional Accounting Principles, the Company includes the information related to operations of Telefónica and Telinver based on the Company's equity interest in Cointel.

	Basic telephony services				Yellow pages services		Consolidation adjustments/ reclassifications (1)		Total

	03-31-05		03-31-04		03-31-05	03-31-04	03-31-05	03-31-04	03-31-05	03-31-04
Net revenues to
unaffiliated customers	391		351		1	1	-	-	392	352
Net intersegment
revenues	1		1		-	-	(1)	(1)	-	-

Total net revenues	392		352		1	1	(1)	(1)	392	352

Net (loss) income for the period	59	(2)	41	(2)	(3)	(2)	-	-	56	39
Depreciation of fixed and intangible assets	138		148		1	1	-	-	139	149

	03-31-05		12-31-04		03-31-05	12-31-04	03-31-05	12-31-04	03-31-05	12-31-04

Investment on fixed and intangible assets	52		220	(3)	-	1	-	1	52	220	(3)
Total Assets	3,696	(2)	3,708		52	62	(30)	(8)	3,718	3,762
Total Liabilities	2,269	(2)	2,304	(4)	37	80	(29)	(7)	2,277	2,377
Investments in equity method investees	1		1		-	-	-	-	1	-

	(1)	Corresponding to elimination of intersegment balances and operations.
	(2)	Net of the (loss) income and assets related to Telefónica’s investment in Telinver.
	(3)	Includes 5 million of transfers from Inventories to Fixed assets.
	(4)	Net of liabilities related to Telefónica’s investment in Telinver.

18.	COINTEL’S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

Following the retirement of all the debt securities mentioned in Note 11.1 to the consolidated financial statements, on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of negotiable obligations. On November 11, 2004 the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s control, and has become subject to the supervision of the “IGJ”.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

19.	OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

FIXED ASSETS

Amounts stated in millions of Argentine pesos

	Original value
Main account	Amount at beginning of year	Increases of the period/ year(1)		Net retirements of the period/year	Transfers of the period/year	Amount at the end of period/year

Land	59	-		-	-	59
Buildings	870	-		-	-	870
Switching equipment	2,073	-		-	3	2,076
Transmission equipment	1,944	-		-	35	1,979
Network installation	3,779	-		-	2	3,781
Telephones, switchboards and booths	314	4		(4)	1	315
Furniture, software and office equipment	526	6		-	55	587
Automobiles	17	6		-	-	23
Construction in process	198	26		-	(90)	134
Materials	44	11		(5)	(6)	44
Prepayment to vendors	6	(1)		-	-	5

Total 2005	9,830	52		(9)	-	9,873

Total 2004	9,656	219	(2)	(45)	-	9,830

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the period/year	Retirements of the period/year	Accumulated at the end of period/year	Net book value as of March 31, 2005	Net book value as of December 31, 2004

Land	-	-	-	-	-	59	59
Buildings	267	50	5	-	272	598	603
Switching equipment	1,778	10	28	-	1,806	270	295
Transmission equipment	1,385	10	34	-	1,419	560	559
Network installation	2,262	15	54	-	2,316	1,465	1,517
Telephones, switchboards and booths	311	5	5	(4)	312	3	3
Furniture, software and office equipment	516	1 - 3	10	-	526	61	10
Automobiles	13	5	1	-	14	9	4
Construction in process	-	-	-	-	-	134	198
Materials	-	-	-	-	-	44	44
Prepayment to vendors	-	-	-	-	-	5	6

Total 2005	6,532		137	(4)	6,665	3,208

Total 2004	5,985		564	(17)	6,532		3,298

(1)	In 2005 and 2004, capitalized interest in construction in process amounts to 1 million and 4 million, respectively. See Note 2.1.g to the consolidated financial statements.
(2)	Includes 5 million corresponding to assets transferred from inventories.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

INTANGIBLE ASSETS

Amounts stated in millions of Argentine pesos

	Original value

Main account	At beginning of year	Increases for the period/year	At end of period/year

License to use the logo and trademarks	25	-	25
Assignment of rights	11	-	11
No competition obligation	4	-	4
Deferred expenses	99	-	99
Licenses (Frequencies)	29	-	29

Total 2005	168	-	168

Total 2004	166	2	168

	Depreciation

Main account	At beginning of year	For the period/year	Accumulated at end of period/year	Net book value as of March 31, 2005	Net book value as of December 31, 2004

License to use the logo and trademarks	10	1	11	14	15
Assignment of rights	8	-	8	3	3
No competition obligation	3	-	3	1	1
Deferred expenses	87	1	88	11	12
Licenses (Frequencies)	26	-	26	3	3
	------	------	------	------	------
Total 2005	134	2	136	32

Total 2004	125	9	134		34

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	March 31, 2005							December 31, 2004

Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost	Value by equity method	Book value	Book value

Current (1)
Other investments (7)	-	-	-		-	-	-	4

Total current investments					-	-	-	4

Noncurrent (3)
Other investments	-	-	-		-	-	-	-
Financial trust (2)	-	-	-		-	-	1	1
Subsidiaries and affiliates
E-Commerce	Common	$1.0	6,000	(4)	17	-	-	1

Total noncurrent investments							1	2

Total Investments							1	6

	Information on the issuer according to the latest financial statements (5)

Denomination and features of securities	Issuer	Main business	Date	Capital stock(6)	Net loss	Shareholders’ equity	Percentage of participation of Telefónica on the capital stock and votes

Shares	E-Commerce	Direct or indirect participation	03-31-05	24,000	(1)	2	50
	Latina S.A.	in companies related to the
		communication business

(1)	See Note 2.1.b) to the consolidated financial statements.
(2)	See Note 14. to the consolidated financial statements.
(3)	See Note 2.1.f) to the consolidated financial statements.
(4)	In shares.
(5)	Financial Statements as of March 31, 2005 approved by E-Commerce Latina S.A.'s Board of Directors on May 2, 2005, with limited review report by Abelovich, Polano & Asociados dated May 2, 2005, without observations.
(6)	Information stated in pesos.
(7)	See Note 16. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

OTHER INVESTMENTS

Amounts stated in millions of Argentine pesos

	Book value

	March	December
Main account and features	31, 2005	31, 2004

Current investments:

Foreign currency deposits (1)	134	123
Local currency deposits	2	-
Mutual funds	47	3

Total	183	126

(1) See Exhibit G.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	March 31, 2005						December 31, 2004

Account	Balances at beginning of year	Increases of the period/year		Decreases of the period/ year (1)		Balances at end of period	Balances at end of year

Deducted from current assets:

For doubtful accounts	74	10	(4)	(4	)(2)	80	74
For impairment in value and slow turnover	2	-		-		2	2
For other receivables	1	-		(1)		-	1

	77	10		(5)		82	77
Deducted from noncurrent assets:

For doubtful accounts	5	-		(1	)(2)	4	5
For other receivables- Impairment of
Patriotic Bond (5)	28	2	(6)	-		30	28
For other receivables - net deferred tax
assets (1)	1,147	1		(71)		1,077	1,147

	1,180	3		(72)		1,111	1,180

Total 2005	1,257	13		(77)		1,193

Total 2004	1,461	33		(237	)(2)		1,257

Included in current liabilities:

Contingencies	2	-		-		2	2

	2	-		-		2	2
Included in noncurrent liabilities:

Contingencies	133	11		(3)		141	133

Total 2005	135	11	(3)	(3)		143

Total 2004	112	63	(3)	(40)			135

(1)	See Note 2.1k) to the consolidated financial statements.
(2)	In 2005 and 2004, includes 7 million and 43 million, respectively, of recovered doubtful accounts.
(3)	In 2005 and 2004, includes 7 million and 52 million in "Other expenses, net" and 5 million and 11 million in "Financial income/loss on liabilities", respectively, in the consolidated income statement.
(4)	Included in “Selling expenses” in the consolidated statements of operations.
(5)	See Notes 2.1.c) and 13 to the consolidated financial statements.
(6)	In 2005, net of 1 million disclosed under “Holding and financial income/(loss) on assets – exchange differences” in the consolidated statements of operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2005 AND 2004

COST OF SERVICES PROVIDED (1)

Amounts stated in millions of Argentine pesos
	March 31,

	2005	2004

Inventories at beginning of year	5	11
Purchases	4	4
Operating expenses (Exhibit H)	2	2

Subtotal	11	17

Inventories at end of period	(9)	(15)

Total (Note 3.1.l)	2	2

(1)	Includes cost of telephone directories and telephone equipment.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	March 31, 2005				December 31, 2004

	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (2)	Currency	Book amount (in million of Argentine pesos)

ASSETS

Current assets
Investments	46	US$	2.917	134	42	US$	123
	-	US$	2.877	-	2	US$	4
Trade receivables	3	US$	2.917	9	5	US$	16
	2	DEG	4.40709	6	1	DEG	5
Other receivables (1)	1	US$	2.917	4	4	US$	10
	2	EURO	3.7839	5	2	EURO	6

Total current assets				158			164

Noncurrent assets
Other receivables	4	US$	2.917	12	5	US$	16

Total noncurrent assets				12			16

Total assets				170			180

LIABILITIES
Current liabilities
Trade payables	15	US$	2.917	44	20	US$	59
	-	DEG	4.40709	3	-	DEG	2
	1	EURO	3.7839	4	1	EURO	4
Bank and other financial payables	340	US$	2.917	992	1,002	US$	2,985
	1		¥0.027236	4	552		¥16
	531	EURO	3.7839	15	1	EURO	4
Other payables	3	US$	2.917	8	3	US$	8
	2	EURO	3.7839	5	2	EURO	5

Total current liabilities				1,075			3,083

Noncurrent liabilities
Bank and other financial payables	377	US$	2.917	1,098	377	US$	1,122
	2,593		¥0.027236	71	2,852		¥82
	9	EURO	3.7839	33	9	EURO	35
Other payables	1	US$	2.917	2	1	US$	2

Total noncurrent liabilities				1,204			1,241

Total liabilities				2,279			4,324

(1)	In 2005 and 2004, includes 5 and 6 million, respectively, corresponding to prepayments of fixed assets purchase.
(2)	Includes figures less than 1 million in foreign currency.

US$	: US dollars	¥	: Yens
EURO	: European Currency Units	SDR	: Special Drawing Rights

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64,
SUB SECTION I, POINT B) OF LAW No. 19,550

FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos

	2005					2004

Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total

Salaries, social security taxes and other payroll expenses	40	9	8	-	57	45
Depreciation of fixed assets	124	12	1	-	137	147
Fees and payments for services	46	18	8	-	72	62
Advertising	-	-	6	-	6	3
Directors’ and statutory auditors’ fees	-	1	-	-	1	1
Insurance	-	1	-	-	1	2
Material consumption and other expenditures	6	-	1	-	7	8
Management fee	8	1	-	-	9	8
Transportation	3	-	1	-	4	2
Taxes, charges and contributions	7	-	3	-	10	7
Rentals	4	-	-	-	4	6
Commissions	-	-	3	-	3	3
Allowance for doubtful accounts	-	-	10	-	10	8
Recovery of doubtful accounts (2)	-	-	(7)	-	(7)	(8)
Depreciation of intangible assets (3)	1	-	-	-	1	1
Employee terminations	-	-	-	-	-	4
Tax on checking account credits and debits	-	4	-	-	4	4
Other	-	-	-	5	5	-

Total 2005	239	46	34	5	324

Total 2004	233	42	24	4		303

(1)	Includes 2 million corresponding to cost of services provided of telephone directories and telephone equipment for the three-month periods ended March 31, 2005 and 2004, respectively.
(2)	In 2005, includes 2 million corresponding to collections from customers written off as of December 31, 2004. In 2004, includes 4 million, corresponding to collections from customers written off as of December 31, 2003.
(3)	In 2005 and 2004, not including 1 million corresponding to depreciation of deferred expenses, which are exposed in "Financial income" in the consolidated statements of operations.

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated Financial Statements as of March 31, 2005 and as of December 31, 2004
and for the three-month periods ended March 31, 2005 and 2004

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF MARCH 31, 2005 AND 2004

Amounts stated in millions of Argentine

	March 31,2005	December 31, 2004

CURRENT ASSETS

Investments (Note 2.2.a)	1	-
Other receivables (Note 3.1.)	29	27

Total current assets	30	27

NONCURRENT ASSETS

Other receivables (Note 3.1.)	-	-
Intangible assets (Note 2.2.d.)	-	-
Investments (Note 3.2.)	807	786

Total noncurrent assets	807	786

Total assets	837	813

CURRENT LIABILITIES

Financial payables (Note 3.4.)	59	1,897
Accounts payable	1	1
Taxes payable	1	2
Other payables	3	3

Total current liabilities	64	1,903

NONCURRENT LIABILITIES

Financial payables (Note 3.4.)	22	22
Other liabilities - Section 33 - Law 19,550
companies (see Note 5.c)(ii))	1,785	-

Total noncurrent liabilities	1,807	22

Total liabilities	1,871	1,925

SHAREHOLDERS' EQUITY (per related statements)	(1,034)	(1,112)

Total liabilities and shareholders' equity	837	813

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E and G and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos, except for
per share amounts which are stated in Argentine pesos

	March 31, 2005	December 31, 2004

Equity interests in Section 33 - Law 19,550 companies and related
parties (Note 3.6.)	21	9

Other income relating to equity interests in Section 33 Law 19,550
companies and related parties, net (Notes 2.2.h) and 5.a)	8	8

Financial gains and losses
On liabilities (1)
Exchange differences	71	43
Interest	(22)	(45)

Net income for the period	78	15

Net earnings per share for the period (Note 2.2.i) (2)	0.19	0.04

(1)	Corresponds mainly to financial payables.
(2)	Basic and diluted. See Note 7.4. to the unconsolidated financial statements.

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E and G and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

     TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos

	Shareholders’ contributions				Non-capitalized contributions			Retained earnings (losses)

	Outstanding capital stock

Description	Authorized for public offering	Pending of authorization for public offering	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions future share subscriptions	Comprehensive for adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria- ted earnings (losses)	Total

Balances as of December 31, 2003	405	-	484	172	2	2	19	71	(1,967)	(812)

Net income for the three-month periods
ended March 31, 2004	-	-	-	-	-	-	-	-	15	15

Balances as of March 31, 2004	405	-	484	172	2	2	19	71	(1,952)	(797)

Capitalization of irrevocable capital
contribution according to the General and
Special Class “B” Shareholders’ Meeting
dated December 16, 2004 (1)	-	2	2	-	(2)	(2)	-	-	-	-

Net loss for the nine-month periods ended
December 31, 2004	-	-	-	-	-	-	-	-	(315)	(315)

Balances as of December 31, 2004	405	2	486	172	-	-	19	71	(2,267)	(1.112)

Net income for the three-month periods
ended March 31, 2005	-	-	-	-	-	-	-	-	78	78

Balances as of March 31, 2005	405	2	486	172	-	-	19	71	(2,189)	(1,034)

(1)   See Note 7.3. to the unconsolidated financial statements.

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E and G and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

Amounts stated in millions of Argentine pesos

	March 31, 2005	March31, 2004

CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of period	1	-
Cash and cash equivalents at beginning of year	-	-

Increase in cash and cash equivalents	1	-

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net income for the period	78	15

Adjustments to reconcile net income for the period to cash flows from operating activities:
Equity interests in Section 33 LSC companies and in related parties	(21)	(9)
Financial gains and losses	(49)	2

Changes in assets and liabilities:
Other receivables	(2)	(2)
Taxes payable	(1)	-

Total cash flows from operating activities	5	6

Cash flows used in financing activities:
Payment of interest	(4)	(6)

Total cash flows used in financing activities	(4)	(6)

Increase in cash and cash equivalents	1	-

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents.

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E and G and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND COMPARATIVE INFORMATION

Amounts stated in Argentine pesos (except where expressly
indicated that figures are stated in other currency)

1.	BUSINESS OF THE COMPANY

The Company is primarily engaged, through the joint-controlled companies (see Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina .

As of March 31, 2005, the Company conducts its Telecommunications Business through its 50.0% interest in Cointel (see Note 4.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 6.2. a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of March 31, 2005, the Company holds a 4.71% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the unconsolidated financial statements).

As of March 31, 2005, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TESA” and in Note 7.2. to the unconsolidated financial statements, TISA's equity interest in the Company amounts to 99.96% . (See Note 7.1. to the unconsolidated financial statements).

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company s capital stock, representing 84.7% of the Company's total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA s wholly owned subsidiary, all of TESA s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the unconsolidated financial statements, TISA s equity interest in the Company, increased from 80.9% to 99.96%.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b) to the unconsolidated financial statements), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i) to the unconsolidated financial statements.

As of the date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

	2.1.	Restatement into constant pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This criterion was accepted under Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with the professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the NEP and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the NEP and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of March 31, 2005 and December 31, 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the NEP and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

The effect on the Company’s shareholders’ equity as of March 31, 2005 and the net income for the three-month periods ended March 31, 2005 and December 31, 2004 of not restating figures until September 30, 2003 is not significant.

2.2.	Valuation and presentation methods

The Company applied the valuation criterion established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CPCECABA.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period/year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Management estimates have been made considering such regulations (among others, see Notes 2.1., 6., 9. and 13. to the consolidated financial statements and 2.4. and 5.c.(ii) to the unconsolidated financial statements), based on material estimations concerning the effects of the crisis in Argentina and related economic and regulatory government actions. Some of these measures, which directly and indirectly affect the Company's operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be implemented by the Argentine Government and the implementation of those already adopted, as well as the effect of potential modifications resulting from such legal actions, will be considered in the financial statements when they become known by the Company's Management.

Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

a)	Current investments:

Investments in mutual funds in local currency: measured at its net realizable value at the end of each period/year.

b)	Other receivables and payables (except financial payables)

	-	In local currency: at nominal value, plus, if applicable, the financial results accrued as of the end of each period/year

	-	In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of each period/year, plus, if applicable, the financial result accrued as of those dates, which do not differ significantly from the measurement at discounted value of the cash flows based on the rate of the transaction (see Exhibit G). Exchange differences have been charged to income of each period.

As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of March 31, 2005 and December 31, 2004 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

c)	Long-term investments

	-	Ownership interests in related parties valued by the equity method:

The investment in Cointel as of March 31, 2005 and December 31, 2004, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of March 31, 2005 and as of December 31, 2004, respectively, restated as described in Note 2.1. to the unconsolidated financial statements. Consequently, the equity interest in Section 33 - LSC companies and related parties was calculated considering the Company's equity participation on Cointel's income for the three-month periods ended March 31, 2005 and 2004, after deducting Cointel’s accrued preferred dividends as of such dates.

Additionally, the caption "Investments" includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the caption "Equity interests in Section 33 – Law 19550 companies and related parties". The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The analysis of the recoverability of the Company’s booked value of the goodwill related to its investment in Cointel as of March 31, 2005, has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering current information and future telephone service rates estimates of Telefónica. The Company’s, Cointel's and Telefónica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, the Company will obtain future cash flows enough to recover booked value of the goodwill, that as of March 31, 2005 amounts to 482 million. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

As mentioned in Note 12. to the consolidated financial statements, as of March 31, 2005, Cointel’s current assets are lower than its current liabilities in 1,461 million, the latter including approximately 99.7% (1,457 million) of debt owed to TISA. Therefore, Cointel’s ability to meet its short term commitments will depend on TISA continuing to refinance its credit with Cointel or on the obtaining other financing sources from related or unrelated parties, which are currently not available in sufficient amounts to Cointel.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this Note.

On the basis of information furnished by AC to the Company, as of March 31, 2005 and as of December 31, 2004, the Company’s equity interest in AC’s is negative. Consequently, the Company valued its equity interest in AC by the equity method up to the limit of the committed contributions as of March 31, 2005 and as of December 31, 2004, recording, consequently, such investment in AC at nil. See Note 4.c) to the unconsolidated financial statements.

- Other investments valued at cost:

Corresponds to the shareholding interest in Atco that as of March 31, 2005 and December 31, 2004 was valued at the historical cost restated by inflation up to the limit of its estimated recoverable value, due to the fact that as of such date the Company did not have a significant influence in Atco (see Note 4.b) to the unconsolidated financial statements). Therefore, the Company has maintained its equity interest at nil.

Additionally, includes one common share of $1 nominal value of Vigil Corp S.A. (“Vigil”), and one common share of $1 nominal value of Temarsa, valued at $1 each. (See Note 4.d) to the unconsolidated financial statements). As of March 31, 2005 and as of December 31, 2004, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated as described in Note 2.1. to the unconsolidated financial statements.

d)	Intangible assets:

Correspond to the issuance costs of Negotiable Obligations, which are being depreciated over the remaining life of the related financial payables (restated as explained in Note 2.1. to the unconsolidated financial statements). As of March 31, 2005, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.2 million, which will be fully depreciated in February 2007. See Note 9. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

e)	Financial payables:

In foreign currency: at nominal value plus interest accrued as of March 31, 2005 and December 31, 2004 , respectively, payable on the different maturity dates, converted at the exchange rate in effect at the end of each period/year, calculated at the contractual interest rate in effect as of such dates (See Exhibit G). Exchange differences have been charged to income/(loss) of each period/year.

f)	Income tax and tax on minimum presumed income

The Company records income tax by applying the deferred method.

Deferred tax assets resulted mainly from the temporary differences arising from tax loss carryforwards and the tax treatment given in 2002 to exchange differences generated by financial payables in foreign currency.

In order to book the above differences, the Company applied the liability method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the income statement.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

In considering its estimate, the Company’s Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 122 million were computed for tax purposes until December 31, 2004, while the remaining amount will be carried forward and applied for tax purposes in equal amounts until December 31, 2006, accordingly to the related legislation.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

For the three-month period ended March 31, 2005, the Company has estimated a taxable income of approximately 68 million. For the three-month period ended March 31, 2004, the Company had determined the existence of a tax loss of approximately 5 million.

Additionally, the Company maintained an accumulated tax loss carryfoward as of December 31, 2004 of 1,156 million (405 million at the tax rate of 35%), before considering the tax profit for the three-month period ended on March 31, 2005, mentioned in the previous paragraph. The accumulated tax loss carryfoward as of March 31, 2005 could be applied to offset future income taxes payable as follows:

Available until fiscal year	Tax loss carryforward (in millions of pesos in historical value)

2005	125	(1)
2007	988	(2)
2009	43	(2)

	1,156

(1)	Corresponds to specific income tax loss carryforwards from disposing of shares and derivative contracts.
(2)	Corresponds to general income tax loss carryforwards.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	March 31, 2005		December 31, 2004

Common income tax loss carryforwards	337	(1)	361
Specific income tax loss carryforwards	44		44
Exchange differences deductible in future periods/fiscal years	25		28

Subtotal deferred tax assets	406	(2)	433	(2)
Allowance for deferred tax assets	(406	)(2)	(433	)(2)

Total net deferred tax assets	-		-

(1)	Net of 24 million for the period originated by estimated tax income carryforwards.
(2)	As of March 31 2005 and as of December 31, 2004, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant for the Company's financial statements.

The following is the reconciliation of the income tax and tax on minimum presumed income as charged to the income statement (that has been nil for the three-month periods ended March 31, 2005 and 2004) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	March 31, 2005	December 31, 2004

Net (loss) income before tax and tax on minimum	27	5
presumed income at statutory income tax rate
Permanent differences:
Loss (Income) on equity investments	(11)	(7)
Non deductible interest	7	-
Goodwill depreciation	4	4
Variation of allowance for deferred tax assets	(27)	(2)

Total income tax and tax on minimum presumed income	-	-

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month periods ended March 31, 2005 and 2004, the Company has determined charges for the tax on minimum presumed income of 0.1 million in both periods, which were included in the income statement of each period.

g)	Shareholders’ equity accounts

	-	Capital stock: disclosed at nominal value (see Note 7.1. to the unconsolidated financial statements). Its restate as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to capital stock”.

	-	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

	-	Irrevocable capital contributions for future share subscriptions: as of March 31, 2004 they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to irrevocable capital contributions”.

	-	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

	-	Legal reserve and Unappropriated earnings (losses) : they have been restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

h)	Statement of income accounts

Statement of income accounts are presented as follows:

	-	As of March 31, 2005 and 2004 charges for depreciation of non-monetary assets (intangible assets and issuance cost of Negotiable Obligations) have been stated based on the restated amounts of such assets, as described in Note 2.1. to the unconsolidated financial statements;

	-	“Equity interests in Section 33 LSC companies and related parties” was calculated according to item c) of this note.

	-	Under the caption "Other income relating to equity interests in Section 33 LSC companies and related parties, net” the Company includes the amounts related to TESA Arg.'s agreement described in Note 5.c.(i) to the unconsolidated financial statements, for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

i)	Net earnings per share for the period:

The Company calculates the net earnings per share on the weighted average of outstanding common shares during each period with a face value of $1 and with a vote per share.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	2.3.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

	2.4.	Law of Public Emergency – Rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

		a)	the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the wage adjustment index ("CVS") as from April 1, 2004, replacing for the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the Banco Central de la República Argentina ("BCRA") will be applied.

		b)	the Public Emergency and Exchange System Reform Law No. 25,561 established the “pesification” into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the NEP to renegotiate agreements (see Note 9. to the consolidated financial statements);

		c)	an extension in the National Public Emergency situation until December 31, 2005;

		d)	suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in 100% of the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of March 31, 2005 and as of December 31, 2004 and of the statement of income for the three-month periods ended in March 31, 2005 and 2004 were made up as follows (foreign currency balances are presented in Exhibit G):

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.1.	Other receivables

	March 31, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Receivables from Section 33 LSC
companies and related parties -
TESA Arg. (1)	27	-	27	-
Deferred income tax assets (2)	-	406	-	433
Allowance for other receivables -
deferred income tax assets
(Exhibit E)	-	(406)	-	(433)
Valued added tax	2	-	-	-

Total	29	-	27	-

(1)	Accruing no interest. See Note 5.c.(i) to the unconsolidated financial statements.
(2)	See Note 2.2.f) to the unconsolidated financial statements.

3.2.	Noncurrent Investments

	March 31, 2005	December 31, 2004

Investment in Cointel - shares (Exhibit C)	325	294
Goodwill – Cointel (1)	482	492

Total	807	786

See Note 3.3. to the unconsolidated financial statements.

3.3.	Goodwill on investment in Cointel:

	Original value	Depreciation

	At beginning/ end of year	At beginning of year	For the period/year	Accumulated at end of period/year	Net book value

Three-month period ended
March 31, 2005	804	312	10	322	482

Year ended December
31, 2004	804	273	39	312	492

3.4.	Financial payables

	March 31, 2005			December 31, 2004

	Current		Noncurrent	Current	Noncurrent

Accounts payable to Section 33
Law 19550 companies and
related parties – TISA	59	(1)	-	1,896	-
Negotiable Obligations (2)	-		22	-	22
Interest accrued on Negotiable
Obligations	-		-	1	-

Total	59		22	1,897	22

(1)	Corresponds to US$ 20 of the loan with TISA with principal maturing on June 27, 2005 and semiannual interest capitalization, accruing interest at a nominal rate of 8.3125% per annum. See Note 5.c.(ii) to the unconsolidated financial statements.
(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 9. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.5.	Aging of assets and liabilities as of March 31, 2005:

	Assets		Liabilities

	Investments	Other receivables (1)	Financial payables (2)		Accounts payable (5)	Taxes payable (5)	Other payables (5)	Other liabilities - Section 33 - Law 19,550 companies (5)

Without maturity date:	-	27	-		-	-	3	-

Maturing:
Up to three months	1	2	59	(4)	1	1	-	-
From three to six months	-	-	-		-	-	-	-
More than two and up to
three years	-	-	22		-	-	-	-

Subtotal	1	2	81		1	1	-	-

Other liabilities to be
capitalized	-	-	-		-	-	-	1,785	(3)

Total	1	29	81		1	1	3	1,785

	(1)	Not including deferred tax assets and its related allowance.
	(2)	Accrue interest at a weighted average rate of 8.71%.
	(3)	See Note 5.c.(ii) to the unconsolidated financial statements.
	(4)	Corresponds to the loans from TISA. See Note 5.c.(ii) to the unconsolidated financial statements.
	(5)	Do not accrue interests.

3.6.	Equity interests in Section 33 LSC companies and related parties - gain (loss)

	(Loss) Gain

	March 31, 2005	March 31, 2004

Equity interest – Cointel	31	19
Goodwill depreciation – Cointel (see Note 3.3.)	(10)	(10)

	21	9

4.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

	a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of March 31, 2005, the Company's interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel's total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2.a) to the unconsolidated financial statements), and 40.2 million Class “B” shares which represents 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.83%. See Note 4. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the IGJ, the government regulatory agency of corporations, and ratified, with its legal counsel’s opinion, the method of computing shareholders’ equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ’s accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders’ equity, as compared to the capital stock, is smaller than 50% of the latter amount. Under such criterion, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance to the other shareholders’ equity accounts.

Therefore, as of the date of issuance of these financial statements, according to the IGJ’s interpretation and based on the opinion of Cointel’s counsel, Cointel does not qualify under the event of mandatory capital reduction.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1 to the unconsolidated financial statements). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1 to the unconsolidated financial statements), related to the book value of such ownership interest as of September 30, 2000.

On December 27, 2004, the Special Shareholders’ Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As a result of such shareholders’ decision the Company's ownership interest in Atco as of December 31, 2004 decreased to 4.71% from 26.8% and as of March 31, 2005 such interest has remained unchanged. Consequently, the Company has maintained its equity interest in such company at nil.

As of the issuance date of these financial statements, Atco owns mainly an ownership interest directly and indirectly of approximately 100% of the capital stock of: Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station and broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which expired in January 2005 on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

As of March 31, 2005, the Company’s ownership interest in AC amounts to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of information furnished by AC as of March 31, 2005, the ownership interest in such company is negative and, therefore, the Company has maintained its investment in AC valued at nil (see Note 2.2.c) to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.2. c) to the unconsolidated financial statements).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. As a result of the merger, Temarsa’s capital stock would increase at $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of $1 nominal value each and entitled to one vote per share. Such shares will be exchanged for those held by the shareholders of the two taken over companies at the following ratio: for each share of Vigil each shareholder will receive 0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder will receive 0.58 shares of Temarsa. The merger was disapproved by the IGJ, and Ambit, Vigil and Temarsa filed a judicial appeal against such decision. As of the date of these financial statements, the appeal was at the resolutive stage.

5.	OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 LSC COMPANIES AND RELATED PARTIES

	a)	The transactions made with Section 33 LSC companies and related parties during the three-month periods ended March 31, 2005 and 2004 (restated as described in Note 2.1. to the unconsolidated financial statements in millions of Argentine pesos), are as follows:

	(Loss) gain

	Interest expenses		Other income relating to equity interests in Section 33 LSC companies and related parties, net

	March 31,		March 31,

Company	2005	2004	2005		2004

TESA Arg. (1)	-	-	8	(3)	8	(3)
TISA (2)	(21)	(44)	-		-

	(21)	(44)	8		8

(1)	See Note 5.c.(i) to the unconsolidated financial statements.
(2)	See Note 5.c.(ii) to the unconsolidated financial statements.
(3)	Net of turnover tax.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b)	During the three-month periods ended March 31, 2005 and 2004, the Company did not collect any dividends from its investments in Section 33 LSC companies and related parties.

c)	Additionally to the transactions mentioned in Note 1. to the unconsolidated financial statements, the other related party transactions are the following:

	(i)	On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel's capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel's common shares that would result in a total shareholding in excess of 50% of Cointel's capital stock and votes and iii) to provide, at TESA Arg.'s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company's compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the three-month periods ended March 31, 2005 and 2004, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 8 million for both periods, and were included in "Other income relating to equity interests in Section 33 of the LSC companies and related parties, net " in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27 million as of March 31, 2005 and as of December 31, 2004, are included as "Other receivables - Receivables from Section 33 of the LSC companies and related parties - TESA Arg." in the balance sheets as of March 31, 2005 and as of December 31, 2004, respectively.

	(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company's Negotiable obligations, (see Note 9. to the unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On June 24, 2004, the Company and TISA entered into an amendment to the loan agreement whereby they agreed that the due for principal will be semiannual and that interest capitalization continues being monthly, setting the differential for the first period in 9% nominal per annum. Additionally, on July 26, 2004, the Company and TISA agreed that the differential for the second period would be 5,5% nominal per annum, which it has remained unchanged for the following periods and the loan agreement was amended, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. On December 27, 2004, the loan agreement was amended, and it was agreed that the capitalization of interest will be semi-annual. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.4. , TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$ 622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005 and shall not fall due before April 1, 2006, and (ii) ratify that the residual amount of TISA’s credit for US$ 20 million is subject to the same conditions as those agreed upon on December 27, 2004. The Company believes that the capitalization will be completed during the current fiscal year. Therefore, taking into account the inherent permanent nature of Shareholders’ funding, the Company has classified the debt amount intended to be capitalized by the majority shareholder, for 1,785 million, under Other non-current liabilities.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan in force as of March 31, 2005, TISA has advised the Company that until June 27, 2005 TISA shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of the accompanying financial statements, covering until January 1, 2006.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. c) to the unconsolidated financial statements.

6.	RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

	6.1.	Distribution of accumulated income restriction:

In accordance with the LSC, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

As of March 31, 2005, the Company carries accumulated losses in the amount of 2,189 million that includes a net income for the three-month period ended in such date in the amount of 78 million.

	6.2.	Other restrictions

		a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of March 31, 2005, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the SC) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class "A" shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

		b)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c.(ii) and 9. to the unconsolidated financial statements.

	6.3.	Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of March 31, 2005, the Company did not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

	6.4.	Litigation

As of March 31, 2005, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked at such date.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	6.5.	Current administrative procedures

On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of it instructed a summary against the Company for possible infraction to certain articles of the LSC, the Code of Commerce and the CNV's rules (NT 1997), in respect of the compensation granted by the Company, between October 1st , 1998 and September 30, 2001, to one of its previous directors under an advisory contract, and in respect of the accounting treatment given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the previous shareholders of the Company, for the rescission of the abovementioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to 1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company's Management, it is unlikely that this administrative sanction prospers.

7.	CAPITAL STOCK

	7.1.	As of March 31, 2005 the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 7.2. of this note, which has been approved by the CNV's Resolution No. 14,060 and registered in the Public Registry of Commerce (“RPC”) on March 31, 2004, and after the capital increase mentioned in section 7.3 of this note, which as of the date of these financial statements is pending approval by the CNV and the BCBA and pending registration by the RPC, was comprised of:

	Subscribed and paid in (historical value)

Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Capital Stock authorized for public offer	404,729,360

Common shares pending issuance and authorization for public
offering, face value $1
Class “B” shares (one vote per share)	2,000,000	(1)

Total	406,729,360

(1) See Note 7.3. to the unconsolidated financial statements.

As a consequence of the transactions described in Note 1. to the unconsolidated financial statements and section 7.2. of this note, as of March 31, 2005, the principal shareholder of the Company is TISA, which owns 99.96% of the Company's capital stock.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. to the unconsolidated financial statements. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class "B" shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings. On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the BCBA granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was filed with the RPC.

7.3.	On December 16, 2004, the General and Special Class B Shareholders’ Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and to issue at par value, 2,000,000 common, Class B shares of one peso ($ 1) face value each and entitled to one vote per share, which will have the same rights to dividends, as from the beginning of the fiscal year in which the shares are issued, and will rank pari passu with the remaining Class B shares outstanding as of their issuance date. Pre-emptive subscription rights may be exercised within the pre-emptive subscription period of 30 days counted since the date designated by the Board of Directors, pro rata the shares held by each shareholder. Simultaneously, the shareholders may exercise their accrual rights over the remaining unsubscribed portion, in identical proportion as the subscription of the pre-emptive right bears over the total issue amount. In addition, such shareholders’ meeting approved the application for public offering of the new shares to be issued as a result of the capital increase and their listing on the BCBA. As of the date of issuance of these financial statements, such capital increase is pending approval by the CNV and the BCBA and pending registration with the RPC.

7.4.	On February 15, 2005, the Special Shareholders’ Meeting resolved to approve the capital stock increase for an amount of up to 2,046 million, ratified the 2 million stock capital stock increase resolved upon by the shareholders’ meeting dated December 16, 2004 and delegated to the Company’s Board of Directors the setting of the final amount and other terms of issuance in connection with such capital increase. Therefore, at such Special Shareholders’ Meeting, TISA expressed its intention to partially capitalize its loans with the Company for 1,785 million (see Note 5.c)ii) to the individual financial statements).

As of the date of issuance of these financial statements, such capital stock increase is pending of approval by the CNV and the BCBA and is pending of registration with the RPC, as well as the Company’s Board of Directors has not yet met in order to determine the final amount to be issued and other issuance conditions relating to the capital stock increase, including the setting of the beginning of the related preemptive subscription period.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

8.	NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Company carried accumulated losses amounting to 2,267 million and negative shareholders’ equity amounting to 1,112 million. Due to such situation, the Company was under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC.

As a result of the capital stock increase resolved upon by the Shareholders’ Meeting referred to in Note 7.4, the Company expects that it will no longer be under the conditions of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, and consequently, it will be able to continue the normal operations.

Notwithstanding the statements of the preceding paragraph, the Company qualifies under the event of mandatory capital reduction set forth in Section 206 of the LSC when cumulative losses exceed reserves and 50% of the capital stock. This situation was dealt at the General and Special Shareholders’ Meeting held on April 28, 2005. The Shareholders, together with the Company’s Board of Directors, will take the necessary steps to revert this situation.

9.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 under the US$500 million program, on the following terms:

US$500 million program (1)

Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of March 31, 2005

Series A	February 2002	8.50	February and August	Totally repaid (2)
US$100			of each year
Series B	February 2007	9.75	February and August	Partially repaid (2)
US$225			of each year
Series C	February 2007	11.25	February and August	Totally repaid (2)
$175			of each year

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations for US$500 million as of March 31, 2005, amounts to US$7.6 million, which corresponds to Series B.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

After the repurchases and repayments of the Company's Negotiable Obligations, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 5.c.(ii) to the unconsolidated financial statements).

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10.	ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company's financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentine GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America (US GAAP).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	March 31, 2005						December 31, 2004

Issuer	Class	Face value	Quantity	Inflation adjusted cost	Value by equity method	Book value	Book value

NONCURRENT INVESTMENTS (1)
Investments valued by the equity
method:

Cointel – shares	Common
	Class “A”	0.1	2,245,384,140
	Common
	Class “B”	0.1	407,817,358

		Total investment in Cointel		1,822	325	325	294

AC – shares	Common	1	3,600	-	-	-	-

Other investments valued at cost
Atco – shares	Common	1	82,824,771	255	-	-	-

Vigil – shares	Common	1	1	-	-	-	-

Temarsa – shares	Common	1	1	-	-	-	-

Total noncurrent investments						325	294

(1)   See Notes 2.2. c) and 4. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES
AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	Information on the issuer

		Latest financial statements

Issuer	Main business	Date	Common capital stock (1)	Net income	Shareholders’ equity	Total % held of capital

NONCURRENT
INVESTMENTS

Cointel	Investments	03-31-05	531	65	704	50.0% (2)

Financial statements used for valuation by the equity method

Issuer	Year-end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type

NONCURRENT
INVESTMENTS

Cointel	12-31	03-31-05	3 months	05-09-05	Limited Review	With observations (3)

(1)	Corresponds to face value.
(2)	Over common capital stock. As of March 31, 2005, preferred capital stock (over which the Company has no ownership interest) amounts to 44 million.
(3)	Includes observations related to the uncertainty related to Cointel’s ability to pay its current liabilities and continue as a going concern.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	March 31, 2005			December 31, 2004

Account	Balances at beginning of year	Decrease for the period	Balances at end of period	Balances at end of year

Deducted from noncurrent
assets:

For other receivables -
deferred tax assets	433	(27)	406	433

Total 2005	433	(27)	406

Total 2004	510	(77)		433

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004

FOREIGN CURRENCY LIABILITIES

	March 31, 2005			December 31, 2004

Account	Amount in foreign currency (in millions of US$)	Exchange rate	Book amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of pesos)

Current liabilities

Financial payables	20	2.917	59	637	1,897
Other payables	1	2.917	3	1	3

Total current liabilities	21		62	638	1,900

Noncurrent liabilities

Financial payables	8	2.917	22	8	22

Total noncurrent liabilities	8		22	8	22

Total liabilities	29		84	646	1,922

US$: US dollars.

Item 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2

     MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant’s Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. ("the Company") for the years ended March 31, 2005 and 2004. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles adopted by the National Securities Commission (Comisión Nacional de Valores, "CNV"), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Note 2.1. to the Company’s unconsolidated financial statements.

Multiple Holding Company Structure

The Company is primarily engaged, through joint-controlled companies (See Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of March 31, 2005, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 4.a) to the Company’s unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. ("Telefónica") through its ownership interest in 100% of Telefónica’s Class "A" shares (see Notes 4. to the Company’s consolidated financial statements and 6.2. a) to the Company’s unconsolidated financial statements) and 40.2 million Class "B" shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of March 31, 2005, the Company holds a 4.71% ownership interest in Atlántida Comunicaciones S.A. ("Atco") (see Note 4.b) to the Company’s unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the Company’s unconsolidated financial statements).

The Company looks to TESA’s global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of March 31, 2005, as a result of several transactions described below in "Agreement between the Company’s Former Principal Shareholders and TESA" and in Note 7.2. to the Company’s unconsolidated financial statements, Telefónica Internacional, S.A. ("TISA")’s equity interest in the Company amounts to 99.96% . (See Note 7.1 to the unconsolidated financial statements).

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF – Argentine Media Investments Ltd. ("HMTF"), República Holdings Ltd. ("República Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA’s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the Company’s unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

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As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco (see Note 4.b) to the unconsolidated financial statements of the Company), (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in Torneos y Competencias S.A. ("TyC"), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH Acquisition Co. ("ACH"), and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the "Promissory Note"). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the Company’s unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c)(i) to the Company’s unconsolidated financial statements.

As of the date of issuance of the accompanying financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the current macroeconomic situation and financial system in Argentina

After the institutional, political, economic, financial and social crisis that took place in late 2001 and 2002, Néstor Kirchner, belonging to Justicialist Party ("PJ"), assumed in as President of Argentina on May 25, 2003. In the second half of 2003, authorities were elected for executive and legislative offices and the PJ not only controls most of the provincial governorships but also has absolute majority in both Houses of the Argentine Congress.

Given this normalization in the scenario, the institutional and political uncertainty inherited by his administration has been dispelled to a large extent. However, the current degree of balance in the internal forces of the PJ is not clear regarding the incoming legislative elections scheduled for October 2005.

Relations between the Government and international credit entities are at a standstill in spite of the completion of the restructuring process of Argentina’s defaulted sovereign debt. It was expected that once such process was complete, negotiations would be resumed with a view to a new agreement given the non-approval to the third review of targets in the course of 2004. In spite of this situation, markets are relatively calm because the Government continues to meet its obligations to repay principal and to service the debt, thereby currently preventing a new episode of default with international credit entities, as was the case in 2002 with the Inter-American Development Bank (IDB). Though this special relationship allows the Government more freedom to undergo this transition politically, it should not be an external payment policy sustainable over time. And though it is true that Argentina continues to surpass the quantitative targets, certain qualitative targets are still under discussion, including: (i) renegotiation of contracts with privatized public utility companies, (ii) the level of the country’s primary surplus, (iii) discussion and approval of the National Tax Sharing Law, and (iv) compensation to be paid to the local financial system as well as an audit thereof, among other measures. Anyhow, the Tax Liability Law that was enacted by the National Congress has been applied in the approval of the 2005 National Budget, and a number of provinces have already adhered to the law. Besides, the quasi-currencies were retired from monetary circulation.

As far as the renegotiation of the defaulted sovereign debt is concerned, the Government officially presented, on March 18, 2005, the outcome of the exchange process that had concluded on February 25, 2005. The rate of acceptance level was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 191.3 billion to US$ 125.3 million (equivalent to 72% of GDP, according to the figures submitted by the Government). This level of indebtedness is still above that of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

Economic activity continues recovering at a fast pace. In 2003 the real Gross Domestic Product ("GDP") increased by 8.8% per annum in real terms, whereas in 2004 GDP grew at an even faster pace: 9.0% per annum in real terms: in absolute terms, GDP for 2004 was only 3.3% lower than that posted by the country at the time of its economic boom in 1998. The country’s inflation rate continues to be lower than two digits, with retail prices as measured by the Consumer Price Index ("CPI") having increased by 6.1% in 2004, while wholesale prices

4

measured by the Wholesale Internal Price Index ("WIPI") increased by 7.9% during the same period. However, in the three first months of the current year, consumer prices have already accumulated increases by 4% whereas wholesale prices have already accumulated a 2.2% increase above the figures registered for the same period in 2004 and 2003.

The employment situation continues to improve. The unemployment rate was 12.1% during the fourth quarter of 2004 falling down from levels of over 20% as presented during the worst periods of the Argentine economic crisis. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the slow-down in the declining trend that has been shown by the unemployment rate in recent quarters. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 40% of total population and indigence at levels of about 15%. Furthermore, the work of non-registered employees stands today at slightly below 50% of total employment. Both unemployment and public insecurity continue to be the two main demands of the Argentine society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the post-default period and the special relationship that the government maintains with international credit entities. The dollar exchange rate remains at about $ 3.00 fluctuating in recent days from $2.90 to $2.95 per U.S. dollar. Given the decrease in uncertainty, capital outflows continue to revert, though at a slower pace than in the past, which may be to some extent due to the decrease in residents’ capacity to save hard currency. Although the MerVal index continued to show an upward trend during the summer months, it has now showed a downside adjustment at around 1,400 points, increasing by 5% in US Dollars in the first quarter of the year. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the slow pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins have started to narrow and a tightening in monetary policy appears as the most probable future scenario.

The prospects for the next months anticipate an economic activity that will continue to recover though at a slower pace than in the near past, basically due to the convergence of internal restrictions derived from a smaller installed capacity in the manufacturing industry and greater problems in the power supply, and a decrease in external stimulation in terms of volume demanded and lower commodity prices. Regarding the price scenario, the retail inflation rate point at double-figure on a December/December basis -within the target range proposed by the BCRA for 2005- and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and by the conflict in the Middle East. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record slight declines. Finally, in the financial markets the Peso is expected to maintain its pressure towards an appreciation against the United States dollar, while interest rates would tend to increase, though slightly, following the dynamics of the international rate with a view to maintaining the level of internal savings. Both the variable and fixed income market will fluctuate hand in hand with the volatility that implies the special relationship existing between the government and the credit entities.

TAX MATTERS

The National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

5

Income Tax

Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, "thin capitalization" rules and aspects related to payments of interests to foreign beneficiaries.

Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer prices in international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in Telefónica’s balance sheet for commercial purposes. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with the Republic of Argentina to avoid international double taxation.

Value Added Tax

Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as "unregistered liable parties" for VAT purposes to be eliminated; and b) invoicing of the tax increase in the billing of telecommunication services to persons under the Simplified Scheme to be eliminated.

Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004. The AFIP regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No 1,695, 1,697 and 1,699.

Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increased from 426 to 710 and from 852 to 1,420, respectively, the limit for applying the withholding.

Social Security Contributions

Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to 6,000 with respect to contributions accrued until September 30, 2004; to 8,000 from October 1, 2004 to March 31, 2005; to 10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

Royalties to be paid to municipalities for public space occupancy

In May 2004 the lower house of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

Telefónica considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s Management to make estimates. Ultimate results could differ from those estimated if the Company’s estimates used in those estimates do not actually occur.

6

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to the Company’s unconsolidated financial statements and in Notes 2., 12. and 13. to the Company’s consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

  the recoverability of the goodwill generated by the Company’s investment in Cointel, based on the Company’s management’s current estimates of future cash flows (see Note 2.2.b) to the Company’s unconsolidated financial statements;

  the depreciable lives for each category of fixed assets. Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a "critical accounting estimate" because: (1) it requires Telefónica’s Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefónica’s Management estimates about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

  the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist.

  Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value which for a prolonged lived asset is generally defined as its economic use value.

  According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with accounting principles in Argentina. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. The Company’s Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation. In estimating future revenues, The Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

  Fixed assets have been valued based on their recoverable value on the basis of the Company’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in note 1., the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management based on the preparation of forecasts based on such trends and the consideration of operating strategies available for these scenarios, Telefónica will obtain future cash flows enough to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 9.1., the Company will continue monitoring the projected situation forecasted and will assess the effect of any new future developments;

  the creation of reserves for contingencies in Telefónica assessed as likely by its management, based on its estimates and the opinion of their legal counsels (see Note 10. to the Company’s consolidated financial statements with respect to unreserved contingencies);

7

  the Company’s, Cointel’s and Telefónica’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s, Cointel’s and Telefónica’s Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, considering the statutory limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results including the related to the effect of the final outcome of the tariff renegotiation (see Notes 4. and 9.1. to the Company’s consolidated financial statements), the Company, Cointel and Telefónica have booked an allowance against its net balance of deferred tax assets, whose recovery depends upon the generation of future taxable income;

  the creation of allowances in Telefónica, amounting to 168 million set up to cover doubtful accounts based on Telefónica’s estimates regarding the terms and conditions of their potential future collection; and

  Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. Telefónica’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, actually in default, because its recoverability is not guaranteed actually by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. Telefónica’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see Note 13. to the Company’s consolidated financial statements).

The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the Company’s financial statements and the reported amounts of revenues and expenses during the period being reported. Final results may differ from those estimated by the Company’s Management. See Notes 2.1. , 2.4. to the Company’s unconsolidated financial statements and 4., 9., 12. and 13. to the Company’s consolidated financial statements.

Among other issues, the financial statements contemplate the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them.

Comparison of the Company’s Results of Operations for the three-month periods ended March 31, 2005 and 2004 (Figures stated in millions of Argentine pesos)

All references made below to 2005 and 2004 are to the three-month periods ended March 31, 2005 and 2004, respectively.

	2005	2004

Equity interests in Section 33 - Law 19,550 companies and related parties	21	9
Other income relating to equity interests in Section 33 - Law 19,550
companies and related parties, net	8	8
Net holding and financial gains and losses	49	(2)

Net income for the period	78	15

8

Equity Interests in Section 33 - Law 19,550 companies and related parties

The Company’s equity interests in related parties increased to a gain of 21 million in 2005 from a gain of 9 million in 2004. Such results reflect a gain of 31 million in 2005 and a gain of 19 million in 2004, attributable to the Telecommunications Business (see Note 2.2. b) to the Company’s unconsolidated financial statements) and include losses of 10 million in 2005 and 2004, related to the depreciation of the goodwill on its investment in Cointel.

The variation in the Company’s equity in earnings of ownership interests in related parties attributable to the Telecommunications Business to a gain of 31 million in 2005 from a gain of 19 million in 2004, was due principally to the changes in Cointel’s and Telefónica’s results for such periods. (See Telecommunications Business and Evolution of the Current Economic Situation in Argentina).

Other income relating to Section 33 Law 19,550 companies and related parties, net

Other income relating to Section 33 Law 19,550 companies and related parties remained even in 8 million in 2005 as well as in 2004. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina ("TESA Arg.") (see Note 5.c)(i) to the Company’s unconsolidated financial statements).

Financial gains and losses

The Company’s financial gains and losses, net, amounted to a gain of 49 million in 2005 and a loss of 2 million in 2004, respectively.

The variation in 2005 as compared to 2004 was principally due to a variation of 51 million in financial and holding losses generated by liabilities to a gain of 49 million in 2005 from a loss of 2 million in 2004 due to the impact of the appreciation of the peso on the net monetary position in foreign currency during 2005 and it’s appreciation during 2004, which resulted in a gain of 71 million in 2005 and a gain of 43 million in 2004. During 2005 and 2004 interest and financial charges on liabilities amounted to 22 million and 45 million, respectively, such decrease was mainly due to the effect of the amendments to the loan agreements mentioned in Note 5.c)ii) to the Company’s unconsolidated financial statements.

Net (loss) income for the period

As a result of the factors described above, the Company had a net gain of 78 million in 2005 and a net gain of 15 million in 2004.

Company’s Liquidity and Capital Resources

As of March 31, 2005, the Company’s total liabilities amount to 1,871 million, which consist of 22 million in Negotiable Obligations (including interests accrued as of that date), 1,844 million of payables to Section 33 - Law 19,550 companies and related parties and 5 million in tax liabilities, other payables and short-term accounts payable.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets, and different kind of borrowings.

9

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel, which paid to its shareholders an aggregate of 1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2003 and 2002 or during the year ended December 31, 2004. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2003 and 2002 or during the year ended December 31, 2004.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in Note 5.c)(i) to the Company’s unconsolidated financial statements. During 2005 and 2004, the Company collected 8 million in both periods.

The Company uses its funds mainly to pay interest on its financial debt and Negotiable Obligations. During 2005 and 2004 the Company did not pay dividends.

On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum ("the differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company Negotiable obligations (see Note 9. to the unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million.

On June 24, 2004, the Company and TISA entered into an amendment to the loan agreement whereby they agreed that the due for principal is semiannual and that interest capitalization will continue being monthly, setting the differential for the first period in 9% per annum. Additionally, on July 26, 2004, the Company and TISA agreed that differential for the second period would be 5.5% per annum, which it has remained unchanged for the following periods and the loan agreement was amended, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s capacity to repay its debt with TISA. On December 27, 2004 the loan agreement was amended and it was agreed that capitalization of interest will be made on a six-month basis. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million ("the Dollar loans"). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.4, TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$ 622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005 and shall not fall due before April 1, 2006, and (ii) ratify that the residual amount of TISA’s credit for US$ 20 million is subject to the same conditions as those agreed upon on December 27, 2004. The Company believes that the capitalization will be completed during the current fiscal year. Therefore, taking into account the inherent permanent nature of shareholders’ funding, the Company has classified the debt amount intended to be capitalized by the majority shareholder, for 1,785 million, under Other non-current liabilities.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if any of the Company’s affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

TISA has advised the Company that until June 27, 2005 the creditor shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with

10

those proceedings as of the date of issuance of the accompanying financial statements, covering until January 1, 2006.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. b) to the unconsolidated financial statements.

Telecommunications Business

Comparison of Cointel’s Unconsolidated Results of Operations for the three-month periods ended March 31, 2005 and 2004 (Figures stated in million of Argentine pesos).

As of March 31, 2005, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel’s total votes.

All references made below to 2005 and 2004 are to the three-month periods ended March 31, 2005 and 2004.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2005 and 2004. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2005	2004

(Loss)/Income on equity investment in Telefónica	67	45
Financial gains and losses, net	(2)	(6)

Net (loss)/income for the year	65	39

(Loss)/Income on equity investment in Telefónica

Income on equity investment in Telefónica increased to a gain of 67 million in 2005 from a gain of 45 million in 2004. This increase was due to the variation in Telefónica’s net income in such periods (see "Comparison of Telefónica’s Consolidated Results of Operations for the three-month periods ended March 31, 2005 and 2004"). Income on equity investment in Telefónica includes a loss of 6 million in 2005 and 2004 related to the depreciation of the goodwill on Cointel’s investment in Telefónica.

Financial Gains and Losses, net

Financial Gains and Losses, net decreased to a loss of 2 million in 2005 from a loss of 6 million in 2004, representing a decrease in the loss of 4 million. This variation was due mainly to the impact of the appreciation of the peso on the net monetary position in foreign currency during 2005 and its appreciation during 2004, which resulted in a gain of 30 million in 2005 and a gain of 27 million in 2004, respectively.

Net (Loss)/Income for the year

As a result of the factors described above, Cointel had a gain of 65 million in 2005 and a gain of 39 million in 2004, respectively.

Comparison of Telefónica’s Consolidated Results of Operations for the three-month periods ended March 31, 2005 and 2004 (Figures stated in million of Argentine pesos).

As of March 31, 2005 the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class "A" shares and 40.2 million Class "B" shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock, consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83%.

All references made below to 2005 and 2004 are to the years ended March 31, 2005 and 2004, respectively.

	2005	2004

Net revenues	784	704
Cost of services provided	(477)	(466)

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Administrative expenses	(93)	(84)
Selling expenses	(68)	(47)

Loss on equity investments	-	-
Financial Income/(Loss) and holding income/(loss), net	(24)	(22)
Other expenses, net	(10)	(8)

Net (Loss)/Income for the period	112	77

EBITDA (1)	421	402

Lines installed (in thousands)	4,634	4,574
Lines in service (in thousands)	4,371	4,213
Lines in service per 100 inhabitants	25.1	24.4
Lines in service per employee	498.6	484.7
(1) EBITDA is defined as operating income/(loss) plus depreciation.

Telecommunication Rate Regulation

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the AMBA ("Buenos Aires Multiple Area"). Pursuant to Resolution SC No.304/03, the SC established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

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For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the licensee companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the
 Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

13

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program "Retirees, Pensioners and Low-Consumption Households".

As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272 and No. 273, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Pursuant to Resolution No. 261, it is approved Telefónica’s promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from Telefónica’s current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica’s proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, of March 31, 2005 Telefónica and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category "Retired, Pensioner and Households with Low Consumption" as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica’s management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica’s future results.

During the final months of 2004 and the beginning of 2005, the Argentine government reached letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their revision. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication.

On March 8, 2005 the Ministry of Economy and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analize tariff increases. However, as of the date of issuance of these financial statements no telecommunication services companies have been notified of a date for an audience.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly IPC in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

14

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with

15

any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of the accompanying financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

Net Revenues

Net revenues increased by 11.4% to 784 million in 2005 from 704 million in 2004.

The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

The following table shows operating revenues in millions of pesos by category of services for the three-month period ended March 31, 2005 and 2004 (net of intercompany eliminations).

	2005	2004

	(in million of Argentine pesos)
Basic telephone service
Measured service	213	198
Monthly basic charges (1)	184	175
Special services	125	112
Installation charges	10	9
Public phones	47	53
Access charges	119	79
International long-distance service	30	27
Direct lines	19	20
Other	37	31

Total	784	704

(1) Includes basic charges and chargesfor supplemental services.

The main variations refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this last case, Telefónica invoices and receives revenues for the termination of those calls (included in "Access charges" revenues), and pays to the other operators the cost of using their network (see operating costs "Fees and Payments for Services").

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Measured service increased in 15 million or by 7.6% to 213 million in 2005 from 198 million in 2004 The variation was mainly due to: (i) an increase in $12 million or by 4,7% in the total average number of billable lines and (ii) an approximately 8 million increase in domestic long distance consumption, partially offset by an approximately 5 million increase in the commercial discounts granted in 2005 compared to those granted in 2004.

Monthly basic charges increased in 9 million or by 5.1% to 184 million in 2005 from 175 million in 2004. The variation was mainly due to a (i) an increase in Telefónica’s average number of billable lines for approximately 5 million, (ii) an increase in revenues from supplementary services for approximately 2 million, mainly due to the increase in lines in service of approximately 6%, and (iii) a reduction in the average number of lines out of service with regard to last year that generates an increase in 2 million in the monthly basic charge.

Special services increased in 13 million or by 11.6% to 125 million in 2005 from 112 million in 2004. The variation was mainly due to an increase: (i) 20 million in the number of ADSL users which represents approximately an 113%, (ii) in prepaid cards of 2 million, (iii) in services to suppliers of audiotext services and free calls of 5 millions, and (iv) in services to other operators offset by a decrease in 10 million for agreements signed in 2003.

Revenues from public phones decrease in 6 million or by 11.3% to 47 million in 2005 from 53 million in 2004. The variation was partially due to a decrease in 5 million or by 9.6% in the average number of lines for public telephony service, mainly due to an increase in the average traffic y public phone lines.

Telefónica invoices and collects income resulting from call termination of other operators through Telefónica’s Network, and pays to the other operators the cost of using their networks (see operating costs "Fees and Payments for Services").

Revenues resulting from network access (interconnection) in 2005 amounted to 119 million, which, compared to 79 million in 2004, represent an increase in 40 million or by 50.6% . The variation mainly results from a 36% increase in traffic, in particular with mobile telephone companies in transit and access.

International long-distance service revenues increased in 3 million or by 11.1% to 30 million in 2005 from 27 million in 2004. This variation was mainly due to an approximately 6% increase in traffic and customer’s average price, and an incoming traffic with international carriers of approximately 24%.

Revenues from Direct Lines decreased in 1 million or by 5.0% to 19 million in 2005 from 20 million in 2004.

This is mainly due to a 2% decrease in the number of direct digital lines in service and decrease in average prices, which depend on the transmission capacity and the distance of lines.

"Other" income increased to 37 million in 2005, from 31 million in 2004 which represents an increase of 19.4% (6 million). This variation is mainly due to an increase in approximately 3 million in computer assistance service and 3 million of services provided to related parties.

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Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 6.9% to 638 million in 2005 from 597 million in 2004.

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2005 and 2004 (net of intercompany eliminations), in million pesos restated as described in Note 2.1. to the Company’s unconsolidated financial statements.

	2005	2004

	(in million of Argentine pesos)
Salaries, social security taxes	112	89
Depreciation of fixed and intangible assets (1)	275	295
Fees and payments for services	157	130
Material consumption and other expenses	15	15
Allowance for doubtful accounts	7	-
Management fee	17	16
Other	55	52

Total	638	597

(1) Excluding the portion corresponding to financial expenses.

The main variations of operating cost refer to:

Salaries and social security taxes increased by 25.8% ($23 million) to $112 million in 2005, from $89 million in 2004. The variation was mainly due to salary raises and additional non-wage allowances granted by Telefónica and by decree of the National Executive Power to the employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2005. Additionaly, this variation includes the effect of the agreements between Telefónica and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. slightly offset by an increase in Telefónica’s average headcount, to 8,762 in 2005 from 8,719 in 2004.

The productivity index, measured as lines in service by employee grew from 482.6 in 2004 to 498.6 in 2005, which represents approximately a 3.3% increase.

Total amortization presented a decrease to $275 million in 2005, from $295 million in 2004. The decrease was mainly due to the assets that were no longer depreciated after March 2004, mainly transmission, switching and radio equipment, partially offset by the amortization of investments in fixed assets applied during 2004 and the first quarter of 2005.

Fees and service charges increased by 20.8% ($27 million) to $157 million in 2005 from $130 million in 2004. In relation to the above mentioned variation, the following increases should be highlighted:

  temporary personnel expenses for 10 million, mainly due to the need to hire temporary personnel and the salary increases granted by the National Executive Branch pursuant to a decree;
  network maintenance expenses for 6 million, mainly due to repair charges caused by cable thefts, increase in preventive maintenance resulting from the increase in activities and lines in service;
  advertising expenses for 6 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost thereof.
  advisory and consulting fees for 3 million;
  commissions for sales and security, communication and traveling expenses for 2 million;

The costs for consumption of materials and other supplies did not show any variation, being 15 million for 2004 and for 2005. Although there was a rise due to the increase in maintenance work carried out in the outside plant caused by the increase in the average number of lines in service, it was offset by the lower needs for materials in the performance of such work.

The change in the charge of income for the allowance for doubtful accounts can be summarized as follows: (i) in 2005 the allowance for doubtful accounts was of $21 million, that compared to $16 million in 2004, represents an increase of $5 million; and (ii) a total recovery of collection of past-due customers in 2005 of $14 million, that compared to $16 million in 2004, represents an increase of $2 million. These variations resulted from the increase

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of activity registered during 2004 and the first quarter of 2005 and regarding the behaviour and the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new recoverability plans implemented by Telefónica.

The charge to income for management fees increased from $16 million in 2004 to $17 million in 2005, representing a 6.3% increase. This is mainly due to an increase in the income considered for fee calculation.

The charge to income of other operating costs increased from $52 million in 2004 to $55 million in 2005, representing an 5.8% increase. The variation is mainly due to an increase in the tax on bank and checking account transactions and other taxes and municipal taxes of $3 million, resulting from an increase in bank transactions and an increase in Telefónica’s revenues (taxable base of certain rates); and an increase in transportation expenses of $4 million and commission expenses of 1 million. This increase is partially offset by a $4 million decrease in lease charges as a result of the expiration of the leases of vehicles.

Other Expenses, Net

Other expenses, net increased from 8 million in 2004 to 10 million in 2005, representing a 25% increase. This variation was mainly due to an increment in the charges for Accrual for contingencies originated in developments occurred in the proceedings and legal actions pending during 2005, partially offset by the decrease in personnel termination charges.

Financial Gains and Losses

In 2005 and 2004 interest capitalized totaled 1 million in each period (see Note 2.1. g) to the consolidated financial statements). For the three-month periods ended on March 31, 2005 and 2004 net financial gains and losses amounted to a loss of 24 million and 22 million, respectively, representing an increase in such charges of 2 million. This increase was mainly due to the $21 million negative difference resulting from the effect of changes in the exchange rate experienced in both fiscal years, from a gain of $95 million in 2004 due to the appreciation of the peso against foreign currencies, to a minor gain of 74 million in 2005. This increase was offset by a reduction in interest and financial charges, decreased by 26 million, to a loss of 80 million in 2005 from a loss of 106 million in 2004, due to a decrease in the exchange rate, a decrease in financial payables and of the interest rate applied to the debt of Telefónica with its indirect controlling company (TISA) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Net income for the period

Net income decreased from a gain of 77 million in 2004 to a gain of 112 million in 2005, mainly due to the variation of revenues.

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MAIN SHAREHOLDERS

As of March 31, 2005 the Company’s main shareholder is TISA, with a 99.96% of the total capital stock. See Agreement between the Company’s Former Principal Shareholders and TESA and Note 7.2 to the Company’s unconsolidated financial statements as of March 31, 2005.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate, the freeze on public utility contracts, and the renegotiation of the public debt, which raise uncertainties regarding the development of the economic and political context. As concerns the renegotiation of defaulted sovereign debt, neither its outcome nor the effects it might have on the local financial market can be anticipated.

During 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company, Cointel and Telefónica have the following management priorities for the short and medium term:

  obtaining a clear tariff adjustment scheme to Telefónica;
  achieving a predictable regulatory framework that enables them to develop their business and investment plans;
  expanding selective criteria to expenditures and investment projects;
  further strengthening the traditional fixed telephony business by increasing the number of residential customers;
  consolidating Telefónica as a comprehensive supplier for corporate customers;
  maintaining the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet "dial-up" services;
  maintaining an adequate cash management, honoring assumed commitments;
  encouraging Telefónica’s conversion into a customer-focused organization; and
  improving Telefónica’s external and internal image.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills, including:

1) a bill for establishing the National Rules for Public Utilities (the "Proposal"). The Proposal defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Proposal seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Proposal includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

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In addition, although the Proposal states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, "rescue" the supply of service for public interest reasons without any default in the payment of its obligations by the supplier, etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Upper House of the National Congress on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

Telefónica cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to Telefónica, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which Telefónica currently operates.

There were macroeconomic improvements in Argentina from the second semester of 2003 and 2004, including a deceleration of the inflation and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002. In particular, Telefónica expects that the outcome of the renegotiations of tariffs with the Argentine Government and how the government will regulate tariffs, may have a material effect on the results of its operations in future years in company of the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s, Cointel’s and Telefónica’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially the totality of their liabilities are denominated in U.S. dollars.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services that Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band ("ADSL"), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic situation.

Item 3

     English translation of the report originally issued in Spanish in accordance with auditing standards generally accepted in Argentina, except for references to note 10 to the unconsolidated financial statements, the addition of the paragraph included as chapter 5 of this report and the omission of the paragraphs of the
Spanish version related to formal legal requirements for reporting in Argentina.

     LIMITED REVIEW REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERIM FINANCIAL STATEMENTS

To the Board of Directors of
TELEFONICA HOLDING DE ARGENTINA S.A.
Av. Ingeniero Huergo 723, Planta Baja
Ciudad Autónoma de Buenos Aires

1.	Identification of the financial statements subject to a limited review

	a)	We have reviewed the balance sheet of Telefónica Holding de Argentina S.A. ( the “Company” - an Argentine Corporation) as of March 31, 2005 and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended on such date, together with their Notes 1 to 10 and Exhibits C, E and G, stated in millions of pesos.

	b)	We have also reviewed the supplementary information presented in Chart I, consisting in the consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and its controlled subsidiaries as of March 31, 2005, and the related consolidated statements of operations and cash flows for the three-month period ended on such date, together with their Notes 1 to 19 and Exhibits A to H, stated in millions of pesos.

The financial statements and other documents mentioned above constitute information prepared and issued by the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on them based on the review we conducted within the scope mentioned in chapter 2.

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2.	Scope of work

Our review was limited to the application of the procedures set forth by generally accepted auditing standards in Argentina, as adopted by the Professional Council of Economic Sciences of the City of Buenos Aires ("CPCECABA") for a limited review of interim financial statements.

Such standards establish a scope that is substantially less than all auditing procedures necessary to express a professional opinion on the financial statements taken as a whole. The referred standards for a limited review consist principally of applying analytical procedures to financial data included in the financial statements and making inquiries to Company’s officials responsible for the preparation of the information included in the financial statements.

Consequently, we do not express an opinion on the Company’s financial position as of March 31, 2005 nor on the results of operations, changes in shareholders’ equity and cash flows for the three-month period ended on such date. Likewise, we do not express an opinion on the Company’s consolidated financial position as of March 31, 2005 nor on the consolidated results of operations and cash flows for the three-month period ended on such date.

We have not performed a limited review of the financial statements of Telinver S.A. as of March 31, 2005, which were used by Telefónica de Argentina S.A. (“Telefónica”, a company over which the Company has indirect joint control) to value its investment in such subsidiary by the equity method and to prepare the consolidated financial statements of Telefónica with its subsidiary as of March 31, 2005. The financial statements of Telinver S.A. were reviewed by other auditors who issued a limited review report without observations, which has been provided to us by the Company, dated May 6, 2005. Therefore, chapter 4 of this report, with regard to Telinver S.A.’s figures is based on the report of those auditors.

3.	Explanatory paragraphs

	a)	As described in note 9.1 to the accompanying consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 4. to the accompanying consolidated financial statements describes that

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although Telefónica has adopted several initiatives to mitigate the current impact of this matter on Telefónica’s financial position, and main indicators of the Argentine economy are currently showing favorable signals, the future operating conditions might not continue to be stable because, in Telefónica’s Management opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of Telefónica’s economic and financial equation. The Company has described in the above-mentioned note 9.1 that, if as a result of Telefónica’s tariff re-negotiation, future rates evolve at a pace that does not allow restoring Telefónica’s economic and financial equation, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel and the Company.

b)

The unconsolidated and consolidated balance sheets as of March 31, 2005 as well as the related additional disclosures are presented in comparative form with figures as of December 31, 2004. On February 14, 2005, we issued our audit report on the Company’s financial statements as of December 31, 2004 expressing a qualified opinion due to Cointel was not able to assure, as of that date, that it would be able to obtain sufficient funds to meet their short-term debt obligations, and therefore, that its ability and, consequently, the Company’s ability to remain as going concerns depended on the outcome of that uncertainty. Such audit report also stated that, with respect to the figures related to the indirect controlled subsidiary Telinver S.A. as of December 31, 2004, our opinion was based on the report dated February 14, 2005 issued by other auditors.

The statement of changes in shareholders’ equity and the unconsolidated and consolidated statements of income and cash flows for the three-month period ended March 31, 2005, as well as the related additional disclosures, are presented in comparative form with the figures for the same period of the preceding fiscal year. On May 10, 2004, we issued our limited review report on the Company’s financial statements for the three-month period ended March 31, 2004, which included no other observations than those regarding uncertainties that affected the Company, Cointel and Telefónica.

c)	As of December 31, 2004, the Company had a negative shareholders’ equity of $1,112 million and, consequently, it is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of section 94 of the Argentine Business Associations Law No. 19,550. The Company states in note 7.4 to the accompanying unconsolidated financial statements, that on February 15, 2005, the Special Shareholders’ Meeting approved a capital stock increase for an

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amount of up to $2,046 million, having delegated in the Company’s Board of Directors the setting of the final amount and other issuance conditions for such capital stock increase. Therefore, with regards to such capital stock increase, such note mentions that in such meeting, Telefónica Internacional, S.A. (“TISA”, the Companys’ majority shareholder), expressed its intention to contribute the amount of $1,785 million corresponding partially to the loan held by TISA with the Company, and that, as of the date of issuance of the accompanying financial statements the mentioned capital stock increase has not yet been approved by the CNV (the National Securities Commission) and the BCBA (the Buenos Aires stock exchange), as well as, the Company’s Board of Directors has not yet met in order to determine the final amount and other issuance conditions, including the setting of the beginning of the preemptive subscription period. The Company states in note 8 that, as a result of such capital stock increase, the Company expects that it will no longer be under the conditions of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, and consequently, it will be able to continue normal operations (see paragraph d) of this chapter).

d)

As explained in note 2.2. c) to the unconsolidated financial statements, as of March 31, 2005, Cointel’s current assets are lower than its current liabilities in $1,461 million, the latter including a 99.7% ($1,457 million) of debt owed to TISA, consequently, as mentioned in such note, as of the date of issuance of the accompanying financial statements, Cointel’s ability to meet its short term liabilities will depend on TISA’s continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel.

The financial statements of the Company and Cointel as of March 31, 2005 have been prepared assuming that those companies will continue as going concerns. The above-mentioned uncertainty raises a substantial doubt about the ability of Cointel and, consequently, of the Company, to continue as going concerns. The financial statements referred to in chapter 1 of this report do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.

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4.	Limited review report

Based on our limited review conducted as described in chapter 2 of this report, which did not include all the procedures necessary to enable us to express an opinion on the financial statements that were subject to the review, and on the report issued by other auditors, we are able to report that:

	a)	the financial statements as of March 31, 2005 referred to in chapter 1 of this report, take into account all the material facts and circumstances of which we are aware, and

	b)	subject to the final outcome of the situation described in section d) of chapter 3, we have no other observations on the aforementioned financial statements.

5.	As explained in note 10 to the unconsolidated financial statements, the accompanying financial statements are the English translation of those originally issued in Spanish and are presented in accordance with generally accepted accounting principles in Argentina approved by the CPCECABA as adopted by the CNV (“Argentine GAAP”). Certain accounting practices of the Company used in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,
     May 9, 2005

         DELOITTE & Co. S.R.L.
     C.P.C.E.C.A.B.A. Vol. 1 – F° 3

           ALBERTO A. ALLEMAND
                       (Partner)
           Public Accountant – U.B.A.
     C.P.C.E.C.A.B.A. Vol. 103 – F° 223

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	June 2, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel